 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1998

                                                     REGISTRATION NO. 333-42173
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                 PRE-EFFECTIVE

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                               KOPIN CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                04-2833935
   (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)
                         695 MYLES STANDISH BOULEVARD
                         TAUNTON, MASSACHUSETTS 02780
                                (508) 824-6696
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                                 JOHN C.C. FAN
   CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               KOPIN CORPORATION
                         695 MYLES STANDISH BOULEVARD
                         TAUNTON, MASSACHUSETTS 02780
                                (508) 824-6696
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------
                                WITH COPIES TO:
      JUSTIN P. MORREALE, ESQ.                  WILLIAM J. SCHNOOR, JR.
     JOHN J. CONCANNON III, ESQ.            TESTA, HURWITZ & THIBEAULT, LLP
          BINGHAM DANA LLP                         HIGH STREET TOWER
         150 FEDERAL STREET                         125 HIGH STREET
          BOSTON, MA 02110                         BOSTON, MA 02110
           (617) 951-8000                           (617) 248-7000

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SUBJECT TO COMPLETION, DATED JANUARY 30, 1998

LOGO

--------------------------------------------------------------------------------

 2,000,000 SHARES
 COMMON STOCK
--------------------------------------------------------------------------------
 Of the 2,000,000 shares of common stock, $0.01 par value (the "Common
 Stock"), offered hereby (the "Offering"), 1,000,000 shares are being sold by Kopin Corporation ("Kopin" or the "Company") and 1,000,000 shares are being sold by a Selling Stockholder. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

 The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "KOPN." On January 28, 1998, the last reported sale price of the Common Stock reported on the Nasdaq National Market was $19.25 per share. See "Price Range of Common Stock."

 FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 7.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

             PRICE TO UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
             PUBLIC   DISCOUNT(1)  COMPANY(2)  STOCKHOLDER
  Per Share  $        $            $           $
  Total(3)   $        $            $           $

 (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting expenses of this Offering of approximately $325,000 payable by the Company.
 (3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to
     Company and Proceeds to the Selling Stockholders will be $   , $   ,
     $   and $   , respectively. See "Selling Stockholders" and
     "Underwriting."

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York against payment
 therefor on or about      , 1998.

DEUTSCHE MORGAN GRENFELL            TUCKER ANTHONY
                                     INCORPORATED


 The date of this Prospectus is      , 1998

  [Description of the inside front cover: the Kopin logo appears in the upper left corner with "CyberDisplay" appearing underneath. Text in the upper right hand corner reads, "Developer and manufacturer of small format, high information content, low cost AMLCDs using Kopin's proprietary Wafer Engineering technology for portable communications devices and other consumer electronics products." The center of the page is a reproduction of a CyberDisplay product underneath a U.S. dime to show scale, surrounded by pictures of four applications incorporating the CyberDisplay product:
"Cellular Phones," "Smart Card Viewers," "Pagers" and "Digital Cameras."]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  Kopin is a leading developer and manufacturer of advanced semiconductor materials and small form factor displays. The Company has used its proprietary technology to design, manufacture and market enabling products used in highly demanding commercial wireless communications and high resolution portable applications. The Company's customers use Kopin's products to develop and market an improved generation of products for these target applications. In April 1997, the Company introduced the CyberDisplay product, a miniature active matrix liquid crystal display. A key strategy of the Company is to enter into agreements with leading manufacturers of digital wireless handsets, pagers, smart card viewers, digital and video cameras and other consumer electronics devices to incorporate CyberDisplay products in their devices. To date, the Company has entered into agreements with Motorola, Inc., Siemens Business Communication Systems, Inc., FujiFilm Microdevices Co., Ltd. and Gemplus S.C.A. Kopin produces advanced semiconductor wafers used by manufacturers of gallium arsenide ("GaAs") power amplifiers and other integrated circuits for digital wireless handsets and other high frequency communications devices. The Company's principal semiconductor wafer product is a heterojunction bipolar transistor ("HBT") GaAs device wafer. Kopin's largest customer for its HBT device wafers is Rockwell International Corporation. Kopin's expertise centers on its Wafer-Engineering technology, a process of splicing or layering selected semiconductor materials to provide optimal performance for specific applications. This proprietary technology enabled the development by Kopin of the CyberDisplay product and its advanced HBT device wafers.

                                  THE OFFERING

Common Stock offered................  2,000,000 shares (including 1,000,000 shares by the Company and 1,000,000
                                      shares by the Selling Stockholder)

Common Stock to be outstanding
after this Offering.................  12,122,143 shares(1)

Use of Proceeds.....................  For general corporate purposes, including capital expenditures and working capital.

Nasdaq National Market Symbol.......  KOPN

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           YEARS ENDED DECEMBER 31,       NINE MONTHS ENDED
                           --------------------------  -----------------------
                                                        SEPT. 28,   SEPT. 27,
                            1994     1995      1996       1996        1997
                           -------  -------  --------  ----------- -----------
                                                       (UNAUDITED) (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Product revenues.......... $ 2,830  $ 7,161  $ 11,727   $  8,411     $ 8,940
Research and development
 revenues.................  10,453    8,628     6,291      5,278       2,563
Net loss..................  (6,694)  (8,991)  (21,596)   (15,341)     (5,279)
Net loss per share........ $ (0.72) $ (0.95) $  (1.98)  $  (1.41)    $ (0.48)
Common shares used in the
 calculation of net loss
 per share(2).............   9,267    9,462    10,921     10,919      10,973

                                                            SEPTEMBER 27, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
Cash and equivalents and marketable securities........... $19,865    $37,635
Working capital..........................................  21,466     39,236
Total assets.............................................  43,785     61,555
Long-term debt, net of current portion...................   1,313      1,313
Stockholders' equity.....................................  36,556     54,326

--------
(1) Based on the number of shares outstanding as of December 31, 1997. Excludes an aggregate of 2,201,647 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1997 at a weighted average exercise price of $11.83 per share. See "Capitalization" and Note 9 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net loss per share.

(3) As adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.25 per share and the application of the estimated net proceeds thereof. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

  Kopin is a leading developer and manufacturer of advanced semiconductor materials and small form factor displays. The Company has used its proprietary technology to design, manufacture and market enabling products used in highly demanding commercial wireless communications and high-resolution portable applications. The Company believes that its display and device wafer products are well suited for these applications and will allow its customers to develop and market an improved generation of products for these target applications.

  In April 1997, the Company introduced the CyberDisplay product, a miniature active matrix liquid crystal display ("AMLCD"). The Company believes that the CyberDisplay product is the world's smallest, high performance, high resolution, low cost AMLCD, based upon the Company's review of industry developments, trade shows and specialized periodicals. The CyberDisplay product is a miniature display (0.24 inch diagonal) which uses a lens and backlight to deliver high resolution data and video images equivalent to viewing a 20 inch monitor from a distance of five feet. The Company believes there is an emerging and potentially large market for small form factor displays that are capable of displaying significant amounts of information. A key strategy of the Company is to enter into agreements with leading manufacturers of digital wireless handsets, pagers, smart card viewers, digital and video cameras and other personal communications and consumer electronics devices to incorporate CyberDisplay products in these devices. To date, the Company has entered into agreements with Motorola, Inc. ("Motorola"), Siemens Business Communication Systems, Inc. ("Siemens"), FujiFilm Microdevices Co., Ltd. ("FujiFilm") and Gemplus S.C.A. ("Gemplus"). The Company believes CyberDisplay products are well suited for high resolution, high information content applications, including reading e-mail and facsimile messages using digital wireless handsets and pagers, viewing images in digital cameras, viewing information stored in smart cards and for other personal communications and consumer electronics devices.

  Kopin produces advanced device wafers used by manufacturers of GaAs power amplifiers and other integrated circuits for digital wireless handsets and other high frequency communications devices. The Company's principal semiconductor wafer product is a heterojunction bipolar transistor ("HBT") GaAs device wafer. The Company currently sells its device wafers primarily to manufacturers of microwave integrated circuits for high performance wireless communications devices. The Company believes that integrated circuits manufactured using its HBT device wafers are well suited for applications that require lower power consumption and high frequency performance. Kopin's principal customer for its HBT device wafers is Rockwell International Corporation ("Rockwell"). Rockwell, as well as other customers, primarily use these HBT device wafers in the fabrication of integrated circuits used in digital wireless handsets. The Company is actively marketing its device wafers by working with customers who are developing integrated circuits for use in these and other applications.

   The Company's expertise centers on its Wafer-Engineering technology, a process of splicing or layering selected semiconductor materials to provide optimal performance for specific applications. This proprietary technology enabled the development by Kopin of the CyberDisplay product and its advanced HBT device wafers. The Company currently manufactures all of its device wafers at its facility in Taunton, Massachusetts. The Company's facility in Westborough, Massachusetts is used in the development and packaging of CyberDisplay products. The integrated circuit portion of CyberDisplay products are produced by United Microelectronics Corporation ("UMC"). The Company is also establishing packaging capability for CyberDisplay products with Unipac Optoelectronics Corp. ("Unipac"), an affiliate of UMC.

  The Company was incorporated in Delaware on April 23, 1984. The Company's principal executive offices are located at 695 Myles Standish Boulevard, Taunton, Massachusetts 02780 and its telephone number is (508) 824-6696.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended September 27, 1997, June 28, 1997 and March 29, 1997.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

  Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to Kopin Corporation, 695 Myles Standish Boulevard, Taunton, Massachusetts 02780, Attention: Investor Relations (telephone: (508) 824-6696). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                             AVAILABLE INFORMATION

  The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such reports and other information can also be reviewed through the Commission's Web site (http://www.sec.gov).

  "KOPIN", the KOPIN logo, "CyberDisplay", "Wafer-Engineered" and "Wafer-Engineering" are trademarks and servicemarks of Kopin Corporation. Other product, company or organization names cited in this prospectus may be trademarks or registered trademarks of their respective companies or organizations.

                                 RISK FACTORS

  Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus and in any documents incorporated herein by reference. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

  POTENTIAL LACK OF MARKET ACCEPTANCE. The Company's product sales have been derived primarily from its custom Wafer-Engineered device wafers. To date, the Company has had limited sales of its display products. The CyberDisplay product is a miniature display which uses a lens and backlight to deliver high resolution data and video images. The Company's success will in large part depend on the widespread adoption of this viewing format in the marketplace as compared to a direct view display. The Company's success will also be dependent upon the widespread acceptance of its customers' products. The Company's competitors are investing substantial resources in the development and manufacture of displays using a number of different technologies. In the event these efforts result in the development of products that offer advantages over the Company's products, and the Company is unable to improve its technology or develop or acquire alternative technology that is competitive, the Company's business, results of operations and financial condition will be materially and adversely affected. Kopin's prospective customers for its display products are principally manufacturers in the wireless handset, pager, digital camera, smart card and other consumer electronics industries that would use CyberDisplay products in their products. These companies may be reluctant to adopt Kopin's products because of perceived risks relating to the introduction of the Company's display technology generally, concerns about end-user acceptance of CyberDisplay products and the complexity, reliability, usefulness and cost-effectiveness of the Company's display products compared to traditional AMLCDs. In addition, these companies may be reluctant to rely upon a relatively small company such as Kopin for a critical component. There can be no assurance that the Company's prospective customers will adopt CyberDisplay products or that the end-users of these prospective customers will accept CyberDisplay products. The failure of Kopin to achieve such market acceptance of CyberDisplay products will have a material adverse effect on the Company's business, results of operations and financial condition.

  Kopin's customers for its HBT device wafer products are principally manufacturers of integrated circuits for the telecommunications and data communications markets. Current and prospective customers may be reluctant to adopt Kopin's products to an extent greater than at present because of perceived risks relating to GaAs technology generally or HBT GaAs technology in particular. In addition, these customers may be reluctant to rely upon a relatively small company such as Kopin for a critical component. There can be no assurance that additional companies in Kopin's target markets will adopt its HBT technology or that the companies that currently use the Company's HBT device wafer products will continue to do so in the future. See "Business-- Industry Overview" and "--Products, Markets and Customers."

  HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT. The Company has not been profitable in any quarter of its last five fiscal years. As of September 27, 1997, the Company had an accumulated deficit of $53,540,621. For the nine months ended September 27, 1997 and for the years ended December 31, 1996, 1995 and 1994, the Company incurred net losses of $5,279,478, $21,596,364, $8,990,999 and $6,694,257, respectively. There can be no assurance that the

Company will achieve or maintain profitability in the future. If the Company continues to incur losses, the Company is likely to require additional financing and there can be no assurance that the Company would be able to secure additional financing or that such financing will be available on favorable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

  POTENTIAL FLUCTUATIONS IN RESULTS OF OPERATIONS. The Company's quarterly and annual results of operations are affected by a wide variety of factors that could have a material adverse effect on total revenues and profitability from period to period, including competitive pressures on selling prices; the timing and cancellation of customer orders; availability of integrated circuit foundry capacity and raw materials; fluctuations in yields; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the level of orders received which can be shipped in a quarter; the Company's ability to successfully reduce costs; and the cyclical nature of the semiconductor industry. Sales of end-user products incorporating the Company's products may exhibit cyclical fluctuations based on factors such as capital expenditure cycles of customers and new product introductions. Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and as a result, the average selling prices of the Company's products are likely to be subject to pricing pressures in the future. The Company's business is characterized by short-term orders and shipment schedules, and the Company generally permits orders to be canceled or rescheduled without significant penalty to the customer. Due to the absence of substantial noncancellable backlog, the Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Because the Company is continuing to invest in capital equipment and to increase its operating expenses for personnel and new product development, the Company's business, results of operations and financial condition would be materially and adversely affected if increased sales are not achieved. As a result of the foregoing or other factors, the Company may experience fluctuations in future results of operations on a quarterly or annual basis which could have a material adverse effect on its business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

  SUBSTANTIAL RELIANCE ON CERTAIN CUSTOMERS. Relatively few customers account for a substantial portion of the Company's revenues. For the nine months ended September 27, 1997 and for the years ended December 31, 1996 and 1995, revenues from multiple contracts with various United States governmental agencies accounted for approximately 22%, 31% and 49%, respectively, of the Company's total revenues. Sales to Rockwell accounted for approximately 61%, 34% and 11% of the Company's total revenues for the nine months ended September 27, 1997, and for the years ended December 31, 1996 and 1995, respectively. The Company expects that device wafer sales to Rockwell will continue to represent a significant portion of the Company's revenues for the near future. A reduction in research and development contracts from the United States government or a reduction or delay in orders from Rockwell or the Company's other customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or display industries, could have a material adverse effect on the Company's business, results of operations and financial condition. Although some of the Company's customers have entered into agreements obligating them to purchase a certain amount of the Company's products, the Company's customers generally do not enter into such agreements. In addition, customer orders generally can be canceled and volume levels changed or delayed. The timely replacement of canceled, delayed or reduced orders cannot be assured. The Company's results of operations have been adversely affected in the past by the failure of anticipated orders to be realized and by deferrals or cancellations of orders as a result of changes in customer requirements. Canceled, delayed, or reduced commitments from any of the Company's major customers, particularly Rockwell, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products, Markets and Customers," "-- Sales and Marketing" and Consolidated Financial Statements.

  UNCERTAIN DEMAND FOR HIGH INFORMATION CONTENT IN PORTABLE PRODUCTS. The Company's success in the display business will depend on the availability of cost-effective wireless applications that support customer demand for high resolution portable displays. Deployment of higher bandwidth infrastructure will be needed to drive the development of value added wireless services (such as wireless e-mail, facsimile and Internet access) to increase the demand for the Company's display products. The Company's success will depend in large part on the widespread implementation of this infrastructure and the cost-effectiveness to the end-user of these services. Either a delay in such deployment or an unacceptably high cost to the consumer would delay the rate of market adoption of products based on Kopin's display technology. See "Business--Industry Overview" and "--Products, Markets and Customers."

  DEPENDENCE ON MARKETING AND DISTRIBUTION RELATIONSHIPS. The Company has entered into agreements with Motorola, Siemens, FujiFilm and Gemplus for the marketing and distribution of certain of its current and anticipated display products, and intends to continue to pursue these arrangements with other potential customers. There can be no assurance that the Company will be successful in maintaining current alliances or forming additional relationships or that the Company's strategic customers will devote adequate resources to accomplish such marketing and distribution or be successful in such efforts. The failure of the Company to enter into these key relationships or the failure of these customers to devote adequate resources to market or distribute the Company's products could have a have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Strategy," "--Products, Markets and Customers" and "--Sales and Marketing."

  MANUFACTURING RISKS; MANUFACTURING CAPACITY LIMITATIONS. The Company is subject to significant manufacturing risks. The manufacturing processes utilized by the Company are highly complex and are periodically modified in an effort to improve yields and product performance. Process changes or other problems that occur in the complex manufacturing process can result in interruptions in production or significantly reduced yields. From time to time, the Company has experienced these problems, many of which are difficult to diagnose and time-consuming or expensive to remedy. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. There can be no assurance that the Company will not experience manufacturing problems that result in delays in product introduction, delivery delays or yield fluctuations, including problems associated with increases in production volumes and increases in the complexity of the Company's products. The Company is also subject to the risks associated with the shortage of raw materials such as unprocessed wafers and packaging used in the manufacture or assembly of the Company's products. The Company's business, results of operations and financial condition would be materially and adversely affected if it were to experience any significant disruption in the operation of its facilities.

  The Company currently manufactures all of its device wafers at its manufacturing facility located in Taunton, Massachusetts. The Company intends to increase its production capacity in its Taunton facility to produce device wafers up to six inches in diameter. Along with adding production equipment, the Company will be required to successfully hire, train and manage additional production personnel in order to successfully increase its production capacity in accordance with its time schedule. The Company has no prior experience in producing finished six-inch device wafers. In the event the Company's expansion plans are not implemented on a timely basis for any reason, the Company could become subject to production capacity constraints. Such constraints could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company has limited experience manufacturing display products. The Company is subject to the risk that the manufacture of such a small display may not ever be commercially viable, as Kopin believes that no other company currently manufactures a display of a size equivalent to the CyberDisplay product at commercial quantities and prices. The Company's fabrication facility in Westborough, Massachusetts is used in the development and packaging of CyberDisplay products. The integrated circuit portion of the CyberDisplay product is commercially produced by UMC. The Company is also establishing packaging capability of CyberDisplay products at UMC's affiliate, Unipac. There are certain significant risks associated with the Company's reliance on outside foundries, including the lack of control over production capacity and delivery schedules and limited control over quality assurance, manufacturing yields and production costs. In addition, the operations of UMC and Unipac, both located in Taiwan, are subject to risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, and political and economic instability. There can be no assurance that UMC and Unipac will be able to provide the required capacity and quality on a timely basis to meet the Company's requirements. The Company is dependent on these third-party manufacturers for the fabrication of integrated circuits and the packaging of its display products. The termination or cancellation of the Company's agreements with these companies, or the inability of these companies to produce required components, would materially and adversely affect the Company's ability to manufacture its products and would require the Company to establish alternative manufacturing relationships. There can be no assurance that the Company would be able to establish such relationships on acceptable terms; in any event, the time required to establish such substitute relationships could substantially delay the commercialization of the Company's display products, which in turn, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Manufacturing and Facilities."

  COMPETITION. The display market is highly competitive and is currently dominated by large Asian electronics companies including Sharp Corporation, Hitachi, Ltd., Seiko Corporation, Toshiba Corporation ("Toshiba"), Sony Corporation, NEC Corporation, Sanyo Electric Co., Ltd. and Display Technologies, Inc., a joint venture of IBM Corporation and Toshiba. Most of these companies have substantially greater financial, technical, marketing, manufacturing, and personnel resources than the Company. Competition in the display field is based on price and performance characteristics, product quality and the ability to deliver products in a timely fashion. The success of the Company's display product offerings will also depend upon its ability to compete against other types of more well-established products such as traditional AMLCD-based products as well as the adoption of the CyberDisplay product in the industry as an alternative to traditional AMLCD-based products. There can be no assurance that the Company will be able to compete successfully against these companies.

  There are also a number of alternative display technologies in production and under development including passive matrix liquid crystal display ("LCD"), light emitting diode ("LED"), reflective, field emission display, plasma, organic LED and virtual retinal displays, some of which target the high performance small form factor display markets in which the Company's display products are sold. There are many large and small companies that manufacture or have in development products based on these technologies. The CyberDisplay product will compete with other displays utilizing these and other competing display technologies. There can be no assurance that the Company will be able to compete successfully against these companies.

  With respect to its device wafer products, the Company presently competes with several companies, including The Furakawa Electric Co., Ltd., Epitronics, Emcore Corporation, Epitaxial Products International and Hitachi Cable, as well as integrated circuit manufacturers with in-house wafer growth capabilities, such as TRW Inc. and Fujitsu Limited. In the device wafer business, competition could become increasingly intense as new entrants emerge to address the high growth markets that Kopin's products address. The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon integrated circuits. Although the Company has reduced production costs of its HBT device wafers by achieving higher volumes, there can be no assurance that the Company will be able to continue to decrease production costs. In addition, the Company believes the costs of producing GaAs integrated circuits by its customers will continue to exceed the costs associated with the production of competing silicon integrated circuits. As a result, the Company must target markets where the higher cost associated with GaAs integrated circuits is justified by their superior performance. There can be no assurance that the Company can continue to identify markets which require performance superior to that offered by silicon solutions or that the Company will continue to offer products which provide superior performance to offset the cost differentials. The GaAs materials industry has been characterized by rapid and significant technological advances. There can be no assurance that the Company will be able to enhance its products to include these advances on a timely basis, if at all, or that the Company will have sufficient funds to invest in new technologies, products or processes. See "Business--Competition."

  NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE. The advanced semiconductor wafer and display industries have been characterized by rapid technological change and evolving industry requirements and standards. The Company believes that these trends will continue. The Company's ability to compete will depend upon its ability to enhance its existing products and to develop and market new products to meet customer requirements. Successful product commercialization depends on a number of factors, including new product definition, timely completion, introduction and market acceptance of the Company's products and its customers' products. There can be no assurance that the Company will adjust to changing market conditions or be successful in introducing products or product enhancements on a timely basis, if at all, or that the Company will be able to market successfully these products and product enhancements once developed. Further, there can be no assurance that the Company's products will not be rendered obsolete by new industry standards or changing technology. See "Business--Product Development."

  DEPENDENCE ON WIRELESS COMMUNICATIONS MARKETS. Substantially all of the Company's product revenues are presently derived from, and are expected to continue to be derived from, sales of products for wireless communications applications. These markets are characterized by intense competition, rapid technological change and short product life cycles. In addition, the wireless communications equipment markets have undergone a period of rapid growth and consolidation in the last few years. The Company's business, results of operations, and financial condition would be materially and adversely affected in the event of a significant slowdown in these markets. Products for wireless communications applications are based on industry standards, which are continually evolving. The emergence of new industry standards could render the Company's products unmarketable or obsolete. There can be no assurance that the Company will be able to successfully develop and introduce new products based on emerging industry standards and the failure of the Company to introduce such products on a timely basis, or at all, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Product Development."

  UNCERTAINTY RELATING TO PATENTS AND PROPRIETARY RIGHTS. The Company's success depends in part on its ability to obtain patents and licenses and to preserve other intellectual property rights covering its products and manufacturing processes. To that end, the Company has obtained certain domestic and foreign patents and intends to continue to seek patents on its inventions when appropriate. With respect to CyberDisplay products, the Company relies upon a combination of patent applications, patents and trade secrets to protect its related technology and many of the applications for these products. With respect to Wafer-Engineered materials, the Company primarily relies on trade secrets to protect its processing technology.

  The process of seeking patent protection can be time consuming and expensive and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. Patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific and patent literature lags behind actual discoveries, the Company cannot be certain that it was the first to conceive of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can be no assurance that the Company's pending patent applications or those of its licensors will result in issued patents or that any issued patents will afford protection against a competitor. In addition, there can be no assurance that others will not obtain patents that would require the Company to license, circumvent or cease manufacturing and sales of products covered by such patents, or that such licenses, if needed, would be available to the Company on favorable terms, if at all.

  There can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around any patents issued to the Company. The Company's products might infringe the patent rights of others, whether existing now or in the future. For the same reasons, the products of others could infringe the patent rights of the Company. Although the Company is not aware of any pending or threatened patent litigation against the Company, the Company may be notified, from time to time, that it could be or is infringing certain patents and other intellectual property rights of others. Litigation, which could result in substantial cost to, and diversion of resources of, the Company even if the outcome is favorable to the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. These problems can be particularly severe in foreign countries. In the event of an adverse ruling in litigation against the Company for patent infringement, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to patents of third parties covering the infringing technology. No assurance can be given that licenses will be obtainable on acceptable terms, or at all, or that damages for infringement will not be assessed or that litigation will not occur. The failure to obtain necessary licenses or other rights or litigation arising out of any such claims could have a material adverse effect on the Company's business, results of operations and financial condition.

  In July 1996, the Company received an inquiry from a third party as to whether the Company's LCD devices may have infringed upon a patent held by that party which expired as of July 23, 1996. The Company responded that as of that expiration date, the Company had manufactured only approximately 330 of the LCD devices in question. The Company is currently in settlement negotiations with this third party, and the Company expects to resolve this matter by payment of an immaterial amount. Even if this matter is not presently settled and it is subsequently determined that these LCD devices infringed upon the patent, the Company believes that the costs of remedying such infringement would not have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company also attempts to protect its proprietary information with contractual arrangements and under trade secret laws. Company employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in the employ of the Company. Agreements with consultants generally provide that rights to inventions made by them while consulting for the Company will be assigned to the Company unless such assignment is prohibited by the terms of any agreements with their regular employers. Agreements with employees, consultants and collaborators contain provisions intended to protect further the confidentiality of the Company's proprietary information. To date, the Company has had no experience in enforcing such agreements. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breaches, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Business--Patents, Proprietary Rights and Licenses."

  LOSS OF EXCLUSIVITY OF MIT LICENSE. In 1985, the Company obtained a license to certain patents and patent applications from the Massachusetts Institute of Technology ("MIT") for device wafers and related technology to make, have made, use and sell products for the life of the patents. The Company's revenues from products covered under this exclusive license arrangement have not been material to date. This license is exclusive with respect to commercial applications until April 22, 1999 and becomes non-exclusive thereafter. There can be no assurance that MIT will continue to license such technology to the Company on an exclusive basis after such date. Although revenues from the Company's products covered under this exclusive license arrangement have not been material to date, the Company believes that the loss of such exclusivity could result in competitors of the Company developing competing products utilizing this technology if MIT were to grant additional licenses. Should MIT license such technology to third parties, there can be no assurance that such licensing will not have a material adverse effect on the Company's business, results of operations and financial condition.

  DEPENDENCE ON KEY PERSONNEL. The Company's success depends in large part upon a number of key management and technical employees. The loss of the services of one or more key employees, including John C.C. Fan, the Company's President and Chief Executive Officer, could have a material adverse effect on the Company. The Company does not maintain any "key-man" insurance policies on Dr. Fan or any other employees. In addition, the Company's success will depend in significant part upon its ability to attract and retain highly-skilled management, technical, and sales and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Business-- Employees" and "Management."

  RISKS ASSOCIATED WITH MANAGING AN EXPANDING BUSINESS. Due to the level of technical and marketing expertise necessary to support its existing and new customers, the Company must attract highly qualified and well-trained personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for the Company to hire such personnel. The Company has historically derived its revenues primarily from research and development contracts with various agencies of the federal government and sales of its device wafers. In order to achieve its business objectives, the Company must continue to undergo substantial changes in its operations to transition to a company which develops and manufactures advanced semiconductor device wafer products and small form factor displays and markets them to a broader commercial marketplace. This transition has placed, and is expected to continue to place, significant strain on the Company's limited administrative, operational and financial resources. Future expansion by the Company may also significantly strain the Company's management, manufacturing, financial and other resources, including required spending on capital expenditures. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support the Company's operations. There can also be no assurance that the Company will be able to finance such improvements. Failure to manage the Company's growth properly could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Strategy" and "--Sales and Marketing."

  DISCRETION AS TO USE OF PROCEEDS. The principal use of proceeds from the Offering will be for general corporate purposes, including the funding of capital expenditures and increasing working capital. The Offering will also provide liquidity for certain of the Company's existing stockholders. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from the Offering other than for general corporate purposes. The Company may make acquisitions of complementary technologies, products or businesses. However, the Company has no agreements or commitments with respect to any acquisitions, and is not currently engaged in any negotiations for any such acquisition. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds from this offering. See "Use of Proceeds."

  RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS AND INVESTMENTS. The Company may pursue potential acquisitions of businesses, products and technologies that could complement or expand the Company's business. The Company currently has no commitments or agreements with respect to any acquisitions and there can be no assurance that the Company will be able to identify any appropriate acquisition candidates. If the Company identifies an acquisition candidate, there can be no assurance that the Company will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired businesses, products or technologies into the Company's existing business and products. The negotiation of potential acquisitions as well as the integration of an acquired business could cause diversion of management's time and resources, and require the Company to use proceeds from the Offering to consummate a potential acquisition. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses and write-downs of acquired assets. For example, the Company recorded a write-down of $3,900,000 in 1996 associated with its investment in Forte Technologies, Inc., a developer of virtual reality head-mounted systems and peripherals for the computer and entertainment markets. In addition, the Company has made, and may from time to time in the future make, investments in companies engaged in certain aspects of the flat panel display and electronics industries as part of its business strategy. If the Company were to complete any acquisitions or investments in the future, there can be no assurance that, whether or not consummated, any such acquisition or investment would not have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Business--Investments in Related Businesses."

  ENVIRONMENTAL REGULATION. The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Although the Company believes that its activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Any failure of the Company to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject it to significant future liabilities. In addition, although the Company believes that its past operations conformed with then applicable environmental laws and regulations, there can be no assurance that the Company has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other liabilities under current or future environmental laws or regulations. See "Business--Manufacturing and Facilities."

  STOCK PRICE VOLATILITY. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in results of operations, announcements of technological innovations or new products by the Company or its competitors, general conditions in the wireless communications, semiconductor and display markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 1,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $17,770,000 ($22,465,652 if the Underwriters' over-allotment option is exercised in full) at an assumed public offering price of $19.25 and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

  The principal use of proceeds from the Offering will be for general corporate purposes, including the funding of capital expenditures and increasing working capital. Currently, the Company has not identified specific uses for the proceeds of the Offering. The Company intends to use the net proceeds of the Offering for acquisition of additional manufacturing equipment and expansion of the Company's manufacturing capabilities. The Company believes that the Offering will enable it to proceed with its strategies to offer products that target high growth applications in the communications and consumer electronics industries, to develop relationships with key customers in such industries to promote the use of Kopin's CyberDisplay products and device wafers, and to continue to develop innovative products to enhance the opportunity for growth within these industries. The Offering will also provide liquidity for certain of the Company's existing stockholders. In addition, the Company may make acquisitions of complementary technologies, products or businesses. However, the Company has no agreements or commitments with respect to any acquisitions, and is not currently engaged in any negotiations for any such acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Pending the uses described above, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities. The Company's management will have broad discretion to allocate proceeds of the Offering to uses that it believes are appropriate. There can be no assurance that the proceeds of the Offering can or will be invested to yield a positive return. See "Risk Factors--Discretion as to Use of Proceeds."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "KOPN." The following table sets forth, for the quarters indicated, the range of high and low sale prices for the Common Stock as reported on the Nasdaq National Market for the periods indicated.

                                                                HIGH     LOW
                                                               ------- --------
Fiscal Year Ended December 31, 1995
  First Quarter............................................... $11 3/4 $  7 1/2
  Second Quarter..............................................  11 1/4    7 3/4
  Third Quarter...............................................  18 1/2    9 1/2
  Fourth Quarter..............................................  19 3/4      14
Fiscal Year Ended December 31, 1996
  First Quarter...............................................  14 3/4    9 3/4
  Second Quarter..............................................  11 1/4    8 1/4
  Third Quarter...............................................  10 3/4       7
  Fourth Quarter..............................................  13 1/4    7 1/4
Fiscal Year Ended December 31, 1997
  First Quarter...............................................  15 3/4    9 7/8
  Second Quarter..............................................  16 3/4   10 1/2
  Third Quarter...............................................  24 5/8   14 3/4
  Fourth Quarter..............................................     29    16 5/8
Fiscal Year Ending December 31, 1998
  First Quarter (through January 28, 1998).................... $19 1/2 15 15/16

  As of November 30, 1997, there were 252 stockholders of record of the Company's Common Stock, not including those shares held in "street" name. On January 28, 1998, the last reported sale price on the Nasdaq National Market for the Company's Common Stock was $19.25 per share. These prices do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                DIVIDEND POLICY

  To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock. The Company currently intends to retain its future earnings, if any, for reinvestment in its business and, therefore, does not anticipate paying any cash dividends in the near future.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of September 27, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale by the Company of the 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.25 and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

                                                  AS OF SEPTEMBER 27, 1997
                                                  ----------------------------
                                                    ACTUAL       AS ADJUSTED
                                                  ------------  --------------
                                                       (IN THOUSANDS,
                                                     EXCEPT SHARE DATA)
Short-term debt, including current portion of
 long-term debt.................................. $      1,678    $      1,678
                                                  ============    ============
Long-term debt, less current portion.............        1,313           1,313
Stockholders' equity:
  Preferred stock, $0.01 par value; 3,000 shares
   authorized; None issued and outstanding.......          --              --
  Common stock, $0.01 par value, 20,000,000
   shares authorized; 11,091,204 shares outstand-
   ing; and 12,091,204 shares outstanding as ad-
   justed(1).....................................          111             121
  Additional paid-in capital.....................       90,167         107,927
  Deferred compensation..........................         (173)           (173)
  Marketable securities valuation................           (8)             (8)
  Accumulated deficit............................      (53,541)        (53,541)
                                                  ------------    ------------
Total stockholders' equity.......................       36,556          54,326
                                                  ------------    ------------
Total capitalization............................. $     37,869    $     55,639
                                                  ============    ============

--------
(1) Excludes as of September 27, 1997 outstanding options to purchase 2,103,186 shares of Common Stock at a weighted average exercise price of $11.48 per share, 977,779 of which were exercisable.

                                   DILUTION

   As of September 27, 1997, the Company had 11,091,204 shares of Common Stock outstanding and a net tangible book value of $34,518,701 or $3.11 per share. "Net tangible book value per share" represents the tangible net worth of the Company (total tangible assets less total liabilities) divided by the number of shares of Common Stock outstanding. Without taking into account any changes in such net tangible book value after September 27, 1997, other than those resulting from the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19.25 per share and after deduction of the estimated underwriting discount and offering expenses payable by the Company, the net tangible book value of the Company at September 27, 1997 would have been $52,288,701 or $4.32 per share. This represents an immediate increase in the net tangible book value of $1.21 per share to existing stockholders and an immediate dilution of the net tangible book value of $14.93 per share to persons purchasing the shares offered hereby at the assumed public offering price (the "New Investors"). The following table illustrates this per share dilution:

Assumed public offering price per share...........................       $19.25
 Net tangible book value per share before offering................ $3.11
 Increase attributable to New Investors...........................  1.21
                                                                   -----
Net tangible book value per share after offering(1)(2)............         4.32
                                                                         ------
Dilution per share to New Investors(1)(2).........................       $14.93
                                                                         ======

--------
(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to New Investors would be $12.83.

(2) The above calculations do not take into account the exercise of outstanding stock options after September 27, 1997. As of December 31, 1997, there were outstanding stock options to purchase an aggregate of 2,201,647 shares of Common Stock at a weighted average exercise price of $11.83 per share, of which 946,840 were exercisable. If the 946,840 options exercisable at December 31, 1997 were exercised, in addition to the Underwriters' exercise of the over-allotment option, the net tangible book value per share would be $5.13, resulting in dilution to New Investors of $14.12. See Note 9 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data are qualified by the more detailed Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus, and should be read in conjunction therewith and with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated financial data as of December 31, 1995 and 1996 and for the three years ended December 31, 1996 have been derived from the Company's consolidated financial statements included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated balance sheet data as of December 31, 1992, 1993 and 1994 and selected consolidated statements of operations data for each of the two years in the period ended December 31, 1993 have been derived from the Company's consolidated financial statements not included herein, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated statement of operations data shown below for the nine months ended September 28, 1996 and September 27, 1997 and the selected consolidated balance sheet data as of September 27, 1997 have been derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The results for the nine months ended September 27, 1997 are not necessarily indicative of results that may be expected for the full fiscal year.

                                  YEAR ENDED DECEMBER 31,                  NINE MONTHS ENDED
                          --------------------------------------------  -----------------------
                                                                         SEPT. 28,   SEPT. 27,
                           1992     1993     1994     1995      1996       1996        1997
                          -------  -------  -------  -------  --------  ----------- -----------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                        (UNAUDITED) (UNAUDITED)
Statement of Operations
 Data:
Revenues:
  Product revenues(1)...  $ 2,379  $ 2,456  $ 2,830  $ 7,161  $ 11,727   $  8,411     $ 8,940
  Research and
   development
   revenues.............    5,086    8,642   10,453    8,628     6,291      5,278       2,563
                          -------  -------  -------  -------  --------   --------     -------
    Total revenues......    7,465   11,098   13,283   15,789    18,018     13,689      11,503
                          =======  =======  =======  =======  ========   ========     =======
Expenses:
  Cost of product
   revenues.............    1,798    1,769    1,981    6,059     9,489      7,265       5,974
  Research and develop-
   ment--funded pro-
   grams................    4,870    7,802   10,531    8,757     6,591      5,732       2,108
  Research and develop-
   ment--internal.......    1,218    2,181    4,070    6,856     9,876      7,565       6,049
  General, administra-
   tive and selling.....    1,694    2,591    4,575    4,013     7,070      5,304       3,257
  Other.................      169      280      255      403       598        446         227
  Write-down of subsidi-
   ary assets...........      --       --       --       --      3,900        --          --
  Impairment charge.....      --       --       --       --      4,990      4,990         --
                          -------  -------  -------  -------  --------   --------     -------
    Total expenses......    9,749   14,623   21,412   26,088    42,514     31,302      17,615
                          -------  -------  -------  -------  --------   --------     -------
Loss from operations....   (2,284)  (3,525)  (8,129) (10,299)  (24,496)   (17,613)     (6,112)
Other income, net.......      630    1,883    1,435    1,308     1,676      1,197         833
                          -------  -------  -------  -------  --------   --------     -------
Loss before minority
 interest...............   (1,654)  (1,642)  (6,694)  (8,991)  (22,820)   (16,416)     (5,279)
Minority interest in
 loss of subsidiary.....      --       --       --       --      1,224      1,075         --
                          -------  -------  -------  -------  --------   --------     -------
Net loss................  $(1,654) $(1,642) $(6,694) $(8,991) $(21,596)  $(15,341)    $(5,279)
                          =======  =======  =======  =======  ========   ========     =======
Net loss per share......  $ (0.27) $ (0.20) $ (0.72) $ (0.95) $  (1.98)  $  (1.41)    $ (0.48)
                          =======  =======  =======  =======  ========   ========     =======
Weighted average number
 of shares outstanding..    6,219    8,242    9,267    9,462    10,921     10,919      10,973
                          =======  =======  =======  =======  ========   ========     =======

                                      DECEMBER 31,
                         -------------------------------------------   SEPT. 27,
                          1992     1993     1994     1995     1996       1997
                         -------  -------  -------  -------  -------  -----------
                                                                      (UNAUDITED)
Balance Sheet Data:
  Cash and equivalents
   and marketable
   securities........... $16,414  $39,231  $28,728  $41,997  $27,072    $19,865
  Working capital.......  17,921   42,169   30,566   44,727   27,687     21,466
  Total assets..........  25,455   53,804   52,836   76,160   53,746     43,785
  Long-term debt (net of
   current portion).....     646      103    2,235    1,605    2,793      1,313
  Accumulated deficit...  (9,337) (10,980) (17,674) (26,665) (48,261)   (53,541)
  Stockholders' equity..  21,123   50,549   43,451   61,842   40,271     36,556

--------
(1) From 1994 through 1996, the Company made equity investments in Forte Technologies, Inc. ("Forte"), a manufacturer of head-mounted display systems. In May 1995, the Company obtained a controlling interest in Forte and consolidated the financial statements of Forte with those of the Company from June 1, 1995 through December 31, 1996. In March 1997, Forte filed a voluntary petition seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. As a result of this filing, the financial statements of Forte are not consolidated with those of the Company in 1997. Product revenues of Forte were $3,513,147 and $2,542,032 for the years ended December 31, 1995 and 1996, respectively, and $2,109,198 for the nine months ended September 28, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

  Kopin is a leading developer and manufacturer of advanced semiconductor materials and small form factor displays. The Company was incorporated in 1984 to further develop and commercialize certain semiconductor expertise developed at MIT. Historically, the Company has derived most of its revenues from research and development contracts with agencies of the United States government. Beginning in 1995, the Company experienced a significant increase in revenues from sales of its device wafers, and in 1996, revenues from such sales for the first time exceeded revenues from research and development contracts. More recently, the Company has commenced sales of CyberDisplay products. The Company has been unprofitable since inception and, at September 27, 1997, the Company had an accumulated deficit of $53,540,621.

  For the years ended December 31, 1995 and 1996, the Company's consolidated financial statements include the results of operations of Forte, a majority-owned subsidiary of the Company. As a result of declining sales and results of operations of Forte, the Company recorded a write-down of the value of Forte's assets and its investment in Forte at December 31, 1996 totaling $3,900,000. In March 1997, Forte filed a voluntary petition seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. As a result of such filing, the financial statements of Forte are not consolidated with those of the Company as of September 27, 1997 and for the nine months then ended. In November 1997, Kaotech Corporation, a newly organized entity (of which the Company owns approximately 19.5%), purchased substantially all of the assets of Forte for approximately $60,000, subject to certain liens on those assets. See "Business--Investments in Related Businesses."

  The Company has two principal components of revenues: research and development revenues and product revenues. Research and development revenues consist primarily of development contracts with agencies of the federal government. In 1994, the Company had research and development revenues of $10,453,050, or 78.7% of total revenues. As management intensified its efforts on the marketing and sales of its commercial products, research and development revenues declined to 54.6% and 34.9% of total revenues for the years ended December 31, 1995 and 1996, respectively, and 22.3% for the nine months ended September 27, 1997. In order to achieve its business objectives, however, the Company believes that it must continue to undergo changes in its operations to transition to a company which develops and manufactures advanced semiconductor device wafer products and small form factor displays and markets them to a broader commercial marketplace. The decrease in research and development revenues reflects this transition, and the Company believes that research and development revenues will continue to decline as a percentage of total revenues for the near future.

  Historically, product revenues have consisted of sales of the Company's device wafer products, and to a lesser extent, sales from Forte. In 1994, the Company had product revenues of $2,830,339, or 21.3% of total revenues. Product revenues were $7,161,236 ($3,648,089 excluding Forte) and $11,727,081 ($9,185,049 excluding Forte) for the years ended December 31, 1995 and 1996, and $8,411,166 ($6,301,968 excluding Forte) and $8,940,129 for the nine months ended September 28, 1996 and September 27, 1997, respectively.

  The Company recognizes revenues when a product is shipped or when a service is performed. For certain of its products, the Company provides customers with a twelve month warranty from the date of sale. Estimated sales return and warranty reserves are provided at the time of sale based upon historical and anticipated warranty costs. Revenues from long-term contracts are recognized on the percentage-of-completion method of accounting as work is performed, based upon the ratio that incurred costs or hours bear to estimated total completion cost or hours. Product development and research contracts which have established prices for distinct phases are accounted for as if each phase were a separate contract. Amounts received under long-term contracts are recognized as revenues are earned, amounts earned on contracts in progress in excess of billings are classified as unbilled receivables, and amounts received in excess of amounts earned are classified as unearned revenues. Unbilled receivables are billed based on dates stipulated in the related agreement or in periodic installments based upon the Company's invoicing cycle. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements.

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This Statement establishes accounting standards for evaluating the carrying value of long-lived and certain identifiable intangible assets. In January 1996, the Company recorded an impairment charge of $4,990,412 which included a write-down associated with the initial adoption of SFAS No. 121, the expensing of purchased technology, and the write-off of certain previously deferred expenses. The Company does not expect the impairment of these assets to have a material effect on the Company's future operations.

RESULTS OF OPERATIONS

 Nine Months Ended September 27, 1997 Compared to Nine Months Ended September 28, 1996

  REVENUES. The Company's total revenues were $11,502,614 for the nine months ended September 27, 1997 compared to $13,689,238 ($11,580,040 excluding Forte) during the corresponding period in 1996, a decrease of $2,186,624. The Company's product revenues were $8,940,129 for the nine months ended September 27, 1997 compared to $8,411,166 ($6,301,968 excluding Forte) during the corresponding period in 1996, an increase of $528,963. Product revenues from sales of the Company's device wafers were $8,035,998 for the nine months ended September 27, 1997 compared to $5,671,189 during the corresponding period in 1996, an increase of $2,364,809. The increase in product revenues was due to a $2,638,161 increase in sales of HBT device wafers and display products over the corresponding period in the prior year, partially offset by the inclusion of Forte revenues for the nine months ended September 28, 1996. The increase in sales of the Company's device wafers was primarily due to the increased use of these wafers in various wireless telecommunications products, particularly by the Company's major customer, Rockwell. Research and development revenues were $2,562,485 for the nine months ended September 27, 1997 compared to $5,278,072 during the corresponding period in 1996, a decrease of $2,715,587. The decrease in research and development revenues was primarily attributable to a decrease in contract revenues from agencies of the federal government. In 1994, the Company received a $10,658,000 multi-year contract award from Defense Advanced Research Projects Agency. The Company recorded revenues under this contract of $492,000 for the nine months ended September 27, 1997 compared to $3,195,000 during the corresponding period in 1996, a decrease of $2,703,000. As a result of the expirations of multi-year contracts with the federal government and the Company's increased emphasis on product revenues, the Company believes that research and development revenues will continue to decline as a percentage of total revenues for the near future.

  COST OF PRODUCT REVENUES. Cost of product revenues, which is comprised of materials, labor and manufacturing overhead related to the Company's products, was $5,974,403 for the nine months ended September 27, 1997 compared to $7,264,732 ($4,858,213 excluding Forte) during the corresponding period in 1996. The improvement in cost of product revenues as a percentage of product revenues in 1997 was primarily due to increased sales of device wafers, resulting in lower unit costs, and the inclusion in the 1996 financial results of shipments of head-mounted display systems by Forte.

  RESEARCH AND DEVELOPMENT. Research and development expenses include expenses incurred in support of internal development programs and programs funded by agencies of the federal government, including development programs for display devices and products, Wafer-Engineered device wafers and head-mounted display systems, circuit design costs, staffing, purchases of materials and laboratory supplies, and fabrication and packaging of the Company's display products. Funded research and development expenses were $2,107,968 for the nine months ended September 27, 1997 compared to $5,732,158 during the corresponding period in 1996, a decrease of $3,624,190. The decrease in funded research and development expenses in 1997 was primarily due to a reduction in programs funded by agencies of the federal government. Internal research and development expenses were $6,049,001 for the nine months ended September 27, 1997 compared to $7,564,862 ($7,106,380 excluding Forte) during the corresponding period in 1996, a decrease of $1,515,861. The decrease in internal research and development expenses was primarily a result of reduced development costs incurred for fabrication and packaging of the Company's display products, as well as the inclusion of $458,482 of such expenses incurred by Forte during the corresponding period in 1996.

  GENERAL, ADMINISTRATIVE AND SELLING. General, administrative and selling expenses consist of the expenses incurred by the Company's business development and sales personnel, marketing expenses, and administrative and general corporate expenses. General, administrative and selling expenses were $3,256,782 for the nine months ended September 27, 1997 compared to $5,304,588 ($3,071,150 excluding Forte) during the corresponding period in 1996, a decrease of $2,047,806. The decrease in general, administrative and selling expenses in 1997 was primarily due to the inclusion of expenses of $2,233,438 incurred by Forte in the nine months ended September 28, 1996. In addition, general, administrative and selling expenses include non-cash charges for compensation expense of $54,540 for the nine months ended September 27, 1997 compared to $35,082 in the nine months ended September 28, 1996 relating to the issuance of certain stock options.

  OTHER. Other expenses were $226,836 for the nine months ended September 27, 1997 compared to $445,675 ($207,823 excluding Forte) during the corresponding period in 1996, a decrease of $218,839. The reduced expense in 1997 was primarily due to amortization expense incurred in 1996 related to the goodwill resulting from the Company's investment in Forte.

  OTHER INCOME, NET. Other income, net was $832,898 for the nine months ended September 27, 1997 compared to $1,196,581 during the corresponding period in 1996, a decrease of $363,683. The decrease in 1997 was primarily due to lower interest income earned as a result of lower cash balances during the corresponding period in 1996.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  REVENUES. The Company's total revenues were $18,018,253 ($15,476,221 excluding Forte) in 1996 compared to $15,789,526 ($12,276,379 excluding Forte) in 1995, an increase of $2,228,727. The Company's product revenues were $11,727,081 ($9,185,049 excluding Forte) in 1996 compared to $7,161,236
($3,648,089 excluding Forte) in 1995, an increase of $4,565,845. Product revenues from sales of the Company's device wafers were $8,346,377 in 1996 compared to $3,294,233 in 1995, an increase of $5,052,144. The increase in product revenues was primarily a result of an increase in unit sales of the Company's HBT device wafers to customers for use in various wireless telecommunications products. The Company believes that the decrease in product revenues relating to Forte resulted from a smaller than anticipated overall market size for head-mounted virtual reality peripheral devices and the corresponding reduction in demand for these products. Research and development revenues were $6,291,172 in 1996 compared to $8,628,290 in 1995, a decrease of $2,337,118. The decrease in research and development revenues in 1996 was attributable to a reduction in contract revenues from agencies of the federal government. In 1994, the Company received a $10,658,000 multi-year contract award from Defense Advanced Research Projects Agency. The Company recorded revenues under this contract of $3,441,000 in 1996 and $4,260,000 in 1995. As a result of the expirations of multi-year contracts with the federal government and the Company's increased emphasis on product revenues, the Company believes that research and development revenues will continue to decline as a percentage of total revenues for the near future.

  COST OF PRODUCT REVENUES. Cost of product revenues was $9,488,702 ($6,733,054 excluding Forte) in 1996 compared to $6,059,440 ($2,880,557 excluding Forte) in 1995. The reduction in the cost of product revenues as a percentage of product revenues in 1996 was primarily due to reduced manufacturing costs and increased unit production volumes of the Company's device wafers.

  RESEARCH AND DEVELOPMENT. Funded research and development expenses were $6,591,016 in 1996 compared to $8,756,850 in 1995, a decrease of $2,165,834, as a result of a corresponding reduction in research and development revenues. Internal research and development expenses were $9,876,082 ($9,278,537 excluding Forte) in 1996 compared to $6,856,437 ($6,240,299 excluding Forte) in 1995, an increase of $3,019,645. The increase in internal research and development expenses was primarily due to increased development of the Company's display products, device wafers and head-mounted display systems, including increases in circuit design costs, staffing, purchases of materials and laboratory supplies, and fabrication and packaging of the Company's displays.

  GENERAL, ADMINISTRATIVE AND SELLING. General, administrative and selling expenses were $7,070,275 ($4,188,658 excluding Forte) in 1996 compared to $4,012,764 ($2,917,389 excluding Forte) in 1995, an increase of $3,057,511.
The increase in general, administrative and selling expenses in 1996 was primarily due to increases in display product marketing costs, advertising and trade show costs, and increased personnel and related costs. In addition, general, administrative and selling expenses include non-cash charges for compensation expense of $66,776 in 1996 compared to $130,188 in 1995 relating to the issuance of certain stock options.

  OTHER. Other expenses were $597,943 ($280,807 excluding Forte) in 1996 compared to $402,554 ($289,622 excluding Forte) in 1995, an increase of $195,389. The increase was primarily due to higher amortization expenses incurred in 1996 related to the goodwill resulting from the Company's investment in Forte.

  OTHER INCOME, NET. Other income, net was $1,676,224 in 1996 compared to $1,307,520 in 1995, an increase of $368,704. The increase was primarily due to greater interest income earned as a result of higher cash balances during the period in comparison to 1995.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  REVENUES. The Company's total revenues were $15,789,526 ($12,276,379 excluding Forte) in 1995 compared to $13,283,389 in 1994, an increase of $2,506,137. The Company's product revenues increased to $7,161,236 ($3,648,089 excluding Forte) in 1995 from $2,830,339 in 1994, an increase of $4,330,897. Product revenues from sales of the Company's device wafers were $3,294,233 in 1995 compared to $2,518,584 in 1994, an increase of $775,649. The increase in product revenues was primarily due to an increase in sales of the Company's device wafers and displays and sales by Forte of $3,513,147 in 1995. Research and development revenues were $8,628,290 in 1995 compared to $10,453,050 in 1994, a decrease of $1,824,760. This decrease was primarily attributable to a decrease in contract revenues from agencies of the federal government. As a result of the expirations of multi-year contracts with the federal government and the Company's increased emphasis on product revenues, the Company believes that research and development revenues will continue to decline as a percentage of total revenues for the near future.

  COST OF PRODUCT REVENUES. Cost of product revenues in 1995 was $6,059,440 ($2,880,557 excluding Forte) compared to $1,980,701 in 1994. The increase in cost of product revenues as a percentage of product revenues in 1995 was primarily due to scale-up of manufacturing capacity without a commensurate level of sales of head-mounted display systems by Forte to absorb manufacturing overhead.

  RESEARCH AND DEVELOPMENT. Funded research and development expenses were $8,756,850 in 1995 compared to $10,531,491 in 1994, a decrease of $1,774,641, as a result of a corresponding reduction in research and development revenues. Internal research and development expenses were $6,856,437 ($6,240,299 excluding Forte) in 1995 compared to $4,070,329 in 1994, an increase of $2,786,108. The increase in internal research and development expenses was primarily due to increased development of the Company's display products and device wafers, including increases in circuit design costs, staffing, purchases of materials and supplies, and fabrication and packaging of the Company's displays.

  GENERAL, ADMINISTRATIVE AND SELLING. General, administrative and selling expenses were $4,012,764 ($2,917,389 excluding Forte) in 1995 compared to $4,574,806 in 1994, a decrease of $562,042. General, administrative and selling expenses decreased as a result of the reclassifications of costs incurred relating to the Company's lease of a manufacturing facility in October 1993, and the modification of the facility prior to the commencement of development and manufacturing activities. These costs were classified as cost of sales and research and development expense in 1995 and as general and administrative in 1994.

  OTHER. Other expenses were $402,554 ($289,622 excluding Forte) in 1995 compared to $255,492 ($289,622 excluding Forte) in 1994, an increase of $147,062. The increase in 1995 was primarily due to higher amortization expenses incurred in 1995 related to the goodwill resulting from the Company's investment in Forte.

  OTHER INCOME, NET. Other income, net was $1,307,520 in 1995 compared to $1,435,173 in 1994, a decrease of $127,653. The decrease in 1995 was primarily due to lower interest income earned as a result of lower cash balances during the period in comparison to balances in 1994.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table presents the Company's unaudited results of operations for the seven most recently ended fiscal quarters. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the Consolidated

Financial Statements and the related Notes thereto included elsewhere in this Prospectus. The Company's results from operations may vary substantially from quarter to quarter; accordingly, the results of operations for a quarter are not necessarily indicative of results for any subsequent quarter or for the full year.

                                                       THREE MONTHS ENDED
                         --------------------------------------------------------------------------------
                         MARCH 30, JUNE 29,  SEPTEMBER 28, DECEMBER 31, MARCH 29, JUNE 28,  SEPTEMBER 27,
                           1996      1996        1996          1996       1997      1997        1997
                         --------- --------  ------------- ------------ --------- --------  -------------
STATEMENT OF OPERATIONS
 DATA (UNAUDITED):
Revenues:
 Product revenues.......  $ 3,044  $ 2,582      $ 2,785      $ 3,316     $ 2,882  $ 3,117      $ 2,941
 Research and
  development revenues..    1,729    1,696        1,853        1,013         832      764          967
                          -------  -------      -------      -------     -------  -------      -------
   Total revenues.......    4,773    4,278        4,638        4,329       3,714    3,881        3,908
                          -------  -------      -------      -------     -------  -------      -------
Costs and expenses:
 Cost of product
  revenues..............    2,708    2,225        2,332        2,224       2,111    1,972        1,891
 Research and
  development...........    4,711    4,492        4,093        3,170       2,804    2,749        2,604
 General, administrative
  and selling...........    1,944    1,967        1,394        1,766       1,086    1,102        1,069
 Other..................      135      152          159          152          76       76           75
 Write-down of
  subsidiary assets.....      --       --           --         3,900         --       --           --
 Impairment charge......    4,990      --           --           --          --       --           --
                          -------  -------      -------      -------     -------  -------      -------
   Total costs and
    expenses............   14,488    8,836        7,978       11,212       6,077    5,899        5,639
                          -------  -------      -------      -------     -------  -------      -------
 Loss from operations...   (9,715)  (4,558)      (3,340)      (6,883)     (2,363)  (2,018)      (1,731)
 Other income, net......      437      352          408          480         262      329          242
                          -------  -------      -------      -------     -------  -------      -------
 Loss before minority
  interest..............   (9,278)  (4,206)      (2,932)      (6,403)     (2,101)  (1,689)      (1,489)
 Minority interest in
  loss of subsidiary....      557      313          205          148         --       --           --
                          -------  -------      -------      -------     -------  -------      -------
 Net loss...............  $(8,721) $(3,893)     $(2,727)     $(6,255)    $(2,101) $(1,689)     $(1,489)
                          =======  =======      =======      =======     =======  =======      =======

  Product revenues decreased in the quarter ended June 29, 1996 as compared to the quarter ended March 30, 1996 as a result of decreased product revenues from Forte. Product revenues increased in the quarter ended December 31, 1996 as compared to the quarter ended September 28, 1996 as a result of increased shipments of the Company's device wafers and Forte's products. Product revenues decreased in the quarter ended September 27, 1997 as compared to the quarter ended June 28, 1997 as a result of reduced sales of device wafers.

  The Company's quarterly and annual results of operations are affected by a wide variety of factors that could have a material adverse effect on total revenues and profitability from period to period, including competitive pressures on selling prices; the timing and cancellation of customer orders; availability of integrated circuit foundry capacity and raw materials; fluctuations in yields; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the level of orders received which can be shipped in a quarter; the Company's ability to successfully reduce costs, and the cyclical nature of the semiconductor industry. See "Risk Factors--Potential Fluctuations in Results of Operations."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations primarily through public and private offerings of its equity securities, research and development contract revenues, and sales of its Wafer-Engineered device wafers and display devices and products. As of September 27, 1997, sales of equity securities have raised approximately $90,000,000 from (i) private equity financings prior to the Company's initial public offering, (ii) the Company's initial public offering in April 1992, (iii) the Company's March 1993 public offering, (iv) the exercise of a 625,000 share stock warrant in December 1993, (v) $30,437,000 from private stock sales to Telecom Holding Co., Ltd. and United Microelectronics Corporation and its affiliate in 1995, and (vi) the periodic exercise of stock options under the Company's stock option plans.

  As of September 27, 1997, the Company had cash and equivalents and marketable securities of $19,864,577 and working capital of $21,466,263 compared to $27,072,106 and $27,686,990, respectively, as of December 31, 1996. The decrease in cash and equivalents and marketable securities was primarily due to use of cash in operations of $4,151,913 primarily as a result of net operating losses, capital expenditures of $2,544,985 and principal payments on long-term obligations of $1,254,878, offset by proceeds of stock option exercises of $1,563,516. The Company also has $1,415,061 of marketable securities held in escrow as equipment financing collateral which is shown in "other assets".

  As of December 31, 1996, the Company had cash and equivalents and marketable securities of $27,072,106 and working capital of $27,686,990 compared to $41,996,977 and $44,727,410 as of December 31, 1995. During 1996, cash and equivalents and marketable securities decreased $14,832,621. The decrease in cash and equivalents and marketable securities was primarily due to $12,785,361 of cash used in operations primarily as a result of net operating losses, and $3,779,919 for capital expenditures. These decreases were partially offset by borrowings of $2,830,425 and $1,800,000 in equity financing raised by the Company's Forte subsidiary from certain of its minority stockholders.

  The Company periodically enters into various long-term debt arrangements to finance equipment purchases and other activities. As of September 27, 1997, long-term debt obligations totaled $2,540,905, of which $1,228,189 is payable in the next twelve months.

  In December 1997, the Company received a commitment letter for a $5,000,000 term loan facility from a commercial lender. Under the terms of the proposed facility, the loan would be payable on a quarterly basis with a floating interest rate to be based on LIBOR. There can be no assurance the Company will be able to complete this loan transaction.

  In October 1993, the Company entered into a five-year lease for a 74,000 square foot manufacturing facility. This facility, which includes 10,000 square feet of environmentally controlled clean rooms, is used primarily for the Company's production of display devices. This facility is occupied under a lease that expires in October 1999, with renewable options for up to five additional years at the Company's election. The Company will make lease payments of $1,000,000 per year over the remaining term of the lease.

  The Company currently expects to expend approximately $5,000,000 on capital expenditures in 1998, primarily for the acquisition of equipment relating to the manufacturing, packaging and testing of CyberDisplay products and production of the Company's device wafers.

  As of December 31, 1996, the Company had tax loss carryforwards of approximately $43,650,000, which may be used to offset future taxable income.

RECENT ACCOUNTING PRONOUNCEMENTS

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This Statement establishes accounting standards for the carrying value of long-lived and certain identifiable intangible assets. In January 1996, the Company incurred an impairment charge of $4,990,412 which included a write-down associated with the initial adoption of SFAS No. 121, the expensing of purchased technology, and the write-off of certain previously deferred expenses.

  On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation costs to be measured based upon the fair value of the equity instrument awarded. However, the Company, as permitted, will continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded.

  In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which will be effective during the fourth quarter of 1997. The new pronouncement's requirements will not impact the Company's previously reported loss per share.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for the Company for the period commencing January 1, 1998. SFAS No. 130 has no impact on net income and requires that certain components of stockholders' equity from non-owner sources be reclassified and presented as "other comprehensive income." Currently, the Company's consolidated balance sheets contain no material components of stockholders' equity that would be reclassified as "other comprehensive income."

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for the Company for the period commencing January 1, 1998. The impact of SFAS No. 131 on the Company has not yet been determined.

                                   BUSINESS

  Kopin is a leading developer and manufacturer of advanced semiconductor materials and small form factor displays. The Company has used its proprietary technology to design, manufacture and market enabling products used in highly demanding commercial wireless communications and high resolution portable applications. The Company's customers use Kopin's products to develop and market an improved generation of products for these target applications. In April 1997, the Company introduced the CyberDisplay product, a miniature active matrix liquid crystal display ("AMLCD"). A key strategy of the Company is to enter into agreements with leading manufacturers of digital wireless handsets, pagers, smart card viewers, digital and video cameras and other personal communications and consumer electronic devices to incorporate CyberDisplay products in these devices. To date, the Company has entered into agreements with Motorola, Inc. ("Motorola"), Siemens Business Communication Systems, Inc. ("Siemens"), FujiFilm Microdevices Co., Ltd. ("FujiFilm") and Gemplus S.C.A. ("Gemplus") to supply CyberDisplay products and to assist in further development of product applications.

  Kopin produces advanced device wafers used by manufacturers of gallium arsenide ("GaAs") power amplifiers and other integrated circuits for digital wireless handsets and other high frequency communications devices. The Company's principal semiconductor wafer product is a heterojunction bipolar transistor ("HBT") GaAs device wafer. The Company currently sells its device wafers primarily to manufacturers of microwave integrated circuits for high performance wireless communications devices. The Company believes that integrated circuits manufactured using its HBT device wafers are well suited for applications that require lower power consumption and high frequency performance. Kopin's principal customer for its HBT device wafers is Rockwell International Corporation ("Rockwell"). Rockwell, as well as other customers, primarily use these HBT device wafers in the fabrication of integrated circuits used in digital wireless handsets. The Company is actively marketing its device wafers by working with customers who are developing integrated circuits for use in these and other applications.

  Kopin was founded in 1984 to commercialize semiconductor expertise developed at the Massachusetts Institute of Technology ("MIT"). The Company's technology expertise centers on its Wafer-Engineering technology, a process of splicing or layering selected semiconductor materials to provide optimal performance for specific applications. With this expertise, the Company has developed a process to produce single crystal silicon integrated circuits and transfer those circuits to glass and other media. This proprietary technology enabled the development of the CyberDisplay product. The Company also uses Wafer-Engineering technology for the manufacturing of advanced HBT device wafers that enable the production of differentiated, higher performance integrated circuits.

  The Company believes that the CyberDisplay product is the world's smallest, high performance, high resolution, low cost AMLCD, based upon the Company's review of industry developments, trade shows and specialized periodicals. The CyberDisplay product is a miniature display (0.24 inch diagonal) which uses a lens and backlight to deliver high resolution data and video images equivalent to viewing a 20 inch monitor from a distance of five feet. The Company believes CyberDisplay products are well-suited for high resolution, high information content applications, including reading e-mail and facsimile messages using digital wireless handsets and pagers, viewing images in digital cameras, viewing information stored in smart cards and for other personal communications and consumer electronics devices.

  The Company currently manufactures all of its device wafers at its facility in Taunton, Massachusetts. The Company's facility in Westborough,
Massachusetts is used in the development and packaging of CyberDisplay products. The integrated circuit portion of CyberDisplay products are produced by United Microelectronics Corporation ("UMC"). The Company is also establishing packaging capability for CyberDisplay products with Unipac Optoelectronics Corp. ("Unipac"), an affiliate of UMC. The Company anticipates that it will continue to use third-party contractors in the manufacture of CyberDisplay products.

INDUSTRY OVERVIEW

 Display Products

  The Company believes there is an emerging and potentially large market for small form factor displays that are capable of displaying significant amounts of information. Driven by consumers' desire for smaller, more compact electronics products capable of displaying ever increasing amounts of information, these displays are expected to be used in portable information, imaging and communications products. To date, the growth of some of these markets has been inhibited by the limitations of available display technologies. To meet consumer demands for a highly portable, small form factor, high information content display, the display must have high resolution, low power consumption, durability, low cost and be available in both monochrome and full color.

  The markets for high resolution, small form factor displays include digital wireless handsets, pagers, digital cameras and smart card viewers. The growth of these markets is being driven, in part, by rapid advances in technology that are making possible new applications. For example, advances in wireless communications systems such as higher bandwidths and increases in intelligence embedded in digital wireless handsets, pagers and other portable communications devices ("PCDs") have created the potential for mobile data users to obtain real-time, wireless access to data. An industry source estimates that the annual worldwide production of digital wireless handsets will exceed 174 million units by 2001. Similarly, an industry source estimates that the annual worldwide market for pagers will exceed 57 million units by 2001. An industry source estimates that annual worldwide digital camera shipments will exceed eight million units by 2001. The rapid growth in the use of smart cards (semiconductor-based cards that can store large amounts of information) throughout the world and the increased applications for the technology is creating a demand for low cost smart card viewers that can read and display the large amount of varied information (data and images) that can be stored in such credit card-sized cards. An industry source estimates that the annual shipments of smart cards will exceed 1.18 billion units by 2001.

  There are several display technologies currently available. The most commonly used technology in portable applications is based on the traditional liquid crystal display ("LCD"), which is now in widespread use in products requiring a solid state monochrome or color display. These displays form an image by either transmitting or blocking light emitted from a source located behind the LCD. The passive matrix LCD is primarily used in displays for calculators, watches, pagers and laptop computers because of its relatively low cost and power consumption. Its relatively low image quality, slow response time and limited viewing angle, however, make it inadequate for many demanding applications. In contrast, AMLCDs incorporate a transistor at every pixel location. This allows each pixel to be turned on and off independently which improves image quality and response time and also provides an improved side-to-side viewing angle of the display. AMLCDs are used primarily in laptop computers, instrumentation and projection systems.

  The speed, size and leakage of the transistors in AMLCDs are the key factors governing their suitability for use as high performance digital displays. Currently, transistors in the active matrix are primarily formed in one of two ways. The first method involves the use of a thin film of amorphous silicon grown on glass. It is termed "amorphous" because a silicon film grown directly on glass has very high crystal disorder and low electronic quality (the speed of electrons in amorphous silicon is approximately 500 times slower than in integrated-circuit-quality, single crystal silicon). Consequently, amorphous silicon thin-film transistors have difficulty achieving the speed and the gray scale dynamic range required for digital high definition imaging systems. The other method of transistor formation utilizes polycrystalline silicon thin films that are grown on glass at high temperatures. This process requires special high temperature glass or expensive quartz panels. Although better than amorphous films, polycrystalline silicon films are not well suited for high definition, high performance applications because the speed of electrons in these films is still approximately 30 times slower than in integrated circuit-quality, single crystal silicon. Both approaches currently require the development and manufacture of large scale, active matrix integrated circuits in material that is already formed on glass or quartz substrates, which limits the pixel density of the resulting displays, making this approach more suitable for larger AMLCDs. The commercial manufacture of circuits on these substrates is currently performed in purpose-built facilities rather than in conventional silicon integrated circuit foundries, resulting in an inability to take advantage of low-cost manufacturing available in the silicon integrated circuit industry.

  High-information content displays require a large number of pixels, and an equal number of transistors. For example, a conventional monochrome LCD with a resolution of 320 x 240 pixels is comprised of 76,800 pixels (and 76,800 transistors). For conventional color LCDs, three times that number of pixels are required to provide a color display. The generation of color images is usually accomplished by three color filters (red, green and blue) lithographically located over each pixel. Thus, a 320 x 240 color AMLCD requires 230,400 transistors. Due to this requirement, current conventional AMLCD technologies have difficulty in achieving the levels of pixel density required in a small form factor appropriate for use in portable devices.

   The Company believes that the potential for high growth PCD markets can be realized effectively, however, only if these devices are able to present clearly to the end-user the information they wish to access, without compromising the form factor of the device. These devices, as well as the next generation of digital cameras and other consumer electronics devices, require a small display with low power consumption and rich, full color high resolution images. To date, display technologies have been limited in addressing these needs due to constraints with respect to size, power consumption, resolution, cost or full color capability.

 Advanced Semiconductor Device Wafers

  The Company believes there is a growing need for advanced semiconductor materials used in the manufacture of microwave integrated circuits and other integrated circuits used in high frequency, low power applications. The demand for these microwave integrated circuits is being driven by the rapid growth in the wireless communications equipment industry, resulting from new transmission technologies, such as personal communications systems ("PCS"), wireless local loop, satellite communications, wireless local area networks (WLANs) and local multipoint distribution system (LMDS). The increasingly shorter product cycles of systems products in these markets is another factor driving the growth of demand for integrated circuits used in these applications. In addition to the cellular and PCS markets, telecommunications and data communications equipment markets represent other significant applications opportunities for integrated circuits with these features. The Company believes that emerging markets for integrated circuits made from GaAs device wafers include power devices for base station applications in broadband wireless services, high data rate fiber optic receivers used in telecommunications, and other specialized integrated circuits used in data communications and other applications.

  Until recently, integrated circuits used in high frequency, low power applications were generally constructed with hybrid solutions such as silicon bipolar transistors or silicon metal oxide semiconductor field effect transistors ("MOSFET"). GaAs semiconductor technology has emerged as an effective alternative or complement to silicon in many of these high performance applications, in particular, high frequency microwave telecommunications systems. GaAs has inherent physical properties which allow electrons to move up to five times faster than in silicon. This higher electron mobility permits GaAs integrated circuits to operate at much higher frequencies than silicon devices, or operate at the same frequency with lower power consumption. The reduction in system power requirements is particularly important in portable applications. The high performance characteristics of GaAs have led to the increased use of GaAs field effect transistors ("FETs") in a wide range of commercial systems. Hybrid solutions are relatively inexpensive to manufacture but have lower power efficiency, while the Company believes GaAs FET wafers have better performance characteristics than hybrid solutions but are more costly and create greater system complexity.

  Even as device manufacturers are increasingly adopting GaAs FET technology in the manufacture of high frequency integrated circuits such as those used in microwave applications, industry demands are calling for even greater performance. To address the increasingly demanding requirements of the telecommunications and data communications markets, microwave and other high frequency integrated circuits must incorporate certain key features. These features include simpler system design, support for higher frequencies, lower power consumption, improved signal linearity, and effective operation at a wider range of temperatures.

THE KOPIN SOLUTION

 CyberDisplay

  The Company's CyberDisplay product is a miniature display (0.24 inch diagonal) which uses a lens and backlight to deliver high resolution data and video images. In contrast to current passive matrix LCD and AMLCD approaches, the CyberDisplay product utilizes high quality, single crystal silicon--the same high quality silicon that is used in conventional integrated circuits. This single crystal silicon is not grown on glass; rather, it is first formed on a silicon wafer and then lifted off as a thin film using the Company's Wafer-Engineering technology. Before it is transferred to glass, the thin film is patterned into an integrated circuit (including the active matrix, driver circuitry and other logic circuits) in an integrated circuit foundry, so that the transferred layer is a fully-functional active matrix integrated circuit. The Company's Wafer-Engineering technology enables the production of transparent circuits, in contrast to conventional silicon circuits, which are opaque to light. As with conventional AMLCDs, the display's imaging properties are a result of the formation of a liquid crystal layer over the transparent active matrix integrated circuit. The Company believes that this manufacturing process offers several advantages over other manufacturing approaches with regard to small form factor displays, including greater miniaturization, reduced cost, improved reliability, full color capability and higher definition.

[An illustration appears here captioned "CyberDisplay Manufacturing Process," which consists of a series of six steps portraying the manufacture of the CyberDisplay product. Each of the six steps is captioned as follows: "1. Prepare silicon wafer," "2. Fabricate integrated circuits," "3. Transfer onto glass," "4. Liftoff circuits from silicon wafer," "5. Fill with liquid crystal," "6. Fabricate into individual displays."]

  The Company's use of high quality single crystal silicon in the manufacture of CyberDisplay products offers several advantages. High quality silicon enables high speed displays which operate at 180 frames per second, compared to 60 frames per second for most AMLCDs. At this higher cycle speed, the Company is able to produce full color displays without using color filters. Colors are generated by using a backlight comprised of three LEDs that generate a sequence of red, green and blue light. Each pixel either blocks or transmits the colored light 180 times per second, which allows the generation of color images without using three separate pixels, in turn decreasing the size, weight, and power requirements of the color display. Furthermore, the color pixels are not spatially separated as in conventional AMLCDs, resulting in sharper color images.

  The Company's display products have the additional advantage of being fabricated using conventional integrated circuit lithography processes. These processes enable the manufacture of smaller active matrix circuits, resulting in comparable or higher resolution AMLCDs relative to conventional displays. The Company expects that its display products will benefit from further general technology advances in the design and production of integrated circuits and AMLCDs, resulting in further improvements in resolution and miniaturization.

  The Company believes that the CyberDisplay product's lower power consumption, high resolution, cost-effectiveness and color capability makes it well-suited for portable, high information content applications. The Company's customers are currently developing an improved generation of high resolution portable products incorporating its CyberDisplay products for a number of target applications.

 Advanced Semiconductor Device Wafers

  Over the past several years, the Company has developed HBT device wafers based on its proprietary Wafer-Engineering technology. HBT device wafers, unlike competing GaAs FET wafers, consist of a series of material layers of atomic-level thickness, which form a vertical transistor on the wafer. This wafer structure enables the design of integrated circuits in which individual transistors are vertically arranged. The three-dimensional nature of an HBT device wafer, as opposed to the two-dimensional nature of a competing GaAs FET wafer, offers several advantages to an integrated circuit manufacturer. The principal advantage of this vertical structure is a higher transistor density for a given surface area, resulting in better yields and greater processing speed. Furthermore, current limitations on optical lithography result in transistor gate length limits (the distance an electron must travel within a transistor) on GaAs FET wafers of approximately 0.2 microns (for commercial volumes). In the case of HBT device wafers, the transistor gate length is determined by the thickness of the vertical base layer, which is a function of the device manufacturer's process expertise rather than a limitation of current optical lithography techniques. Kopin is currently manufacturing device wafers in commercial volumes with a vertical base layer thickness of approximately 0.05 microns, therefore enabling the design of faster circuits.

  HBT device wafers also offer other advantages over GaAs FET wafers for certain applications. For example, power amplifier circuits based on the Company's device wafers run on a single power supply voltage and have excellent signal linearity and power efficiency that enable digital wireless handset designers to eliminate certain costly components and contribute to longer battery life. Kopin's HBT device wafers also enable the design of integrated circuits that operate at a wider range of temperatures, especially as temperatures increase, due to their greater resistance to noise. This resistance is due to the higher voltages that vertical base layers support compared to conventional gates used in GaAs FET devices. Kopin's HBT technology, expertise and processes also offer a number of advantages when compared to those of other manufacturers of HBT wafers, such as the uniform, repeatable growth of atomic layers, higher frequency performance, greater manufacturing throughput, the ability to make larger diameter HBT device wafers, and the development of device wafers from new compounds, such as indium gallium phosphide ("InGaP").

STRATEGY

  The Company's objective is to become a leading supplier of miniature displays and advanced semiconductor device wafers that enable its customers to develop and manufacture high volume, differentiated communications and consumer electronics devices. The critical elements of the Company's strategy include:

 . TARGET COMMUNICATIONS AND CONSUMER ELECTRONICS INDUSTRIES. The Company's products are targeted at high growth applications, including digital wireless handsets, pagers, smart card viewers, digital and video cameras and other electronic devices in the communications and consumer electronics industries. The Company believes that its display and device wafer products are well-suited for these applications and will allow its customers to develop and market an improved generation of products for these target industries.

 . DEVELOP STRONG RELATIONSHIPS WITH STRATEGIC CUSTOMERS. The Company seeks to develop relationships with key customers in targeted industries to promote the use of CyberDisplay products and Kopin's device wafers. In addition to its established device wafer customer, Rockwell, the Company has recently entered into agreements with respect to CyberDisplay products with Siemens, Motorola, Gemplus and FujiFilm. The Company works closely with its customers to help them design and develop cost-effective products based on its display and device wafer solutions. With respect to its display products, the Company believes that these relationships will allow the Company to increase its marketing reach and more rapidly increase its sales volume. Furthermore, the Company believes that this anticipated increased sales volume may result in an acceptance of the Company's display products as an industry standard reference platform, which in turn will serve as a greater incentive for manufacturers of portable products and related components to integrate the Company's display products into their products.

 . MAINTAIN TECHNOLOGICAL LEADERSHIP. The Company believes that its ability to develop innovative products based on its extensive Wafer-Engineering technology capabilities, enhances the opportunity for growth within its targeted markets. By continuing to invest in research and development, Kopin is able to add to its expertise in the design of innovative, high resolution, small form factor displays and GaAs device wafers. The Company intends to continue to focus its development efforts on proprietary miniature displays and advanced semiconductor device wafers, both of which the Company believes have a broad range of applications.

 . MAXIMIZE PRODUCTION EFFICIENCIES. The Company believes that its success will depend in part on its ability to be a low cost manufacturer. The Company continually strives to reduce the cost of its device wafers by refining its advanced processes to increase manufacturing efficiencies while maintaining the quality of its products. Since late 1996, the Company has added two production lines at its device wafer facility, with one currently operational and the other expected to become operational in the first half of 1998.

 . LEVERAGE INTEGRATED CIRCUIT AND DISPLAY INDUSTRIES' INFRASTRUCTURE. The Company believes that an important advantage of its approach to manufacturing CyberDisplay products is the use of standard integrated circuit fabrication and LCD packaging technologies. This capability leads to greater production capacity and allows the Company to reduce greatly the substantial capital investment and significant process development costs typically needed for the manufacture of advanced LCDs. Additionally, the Company believes it will continue to be aided by general technological advances in the design and fabrication of integrated circuits, as well as advances in LCD technology and manufacturing processes, that can be applied to the manufacture of its display products. This capability enables the Company to engage third-party manufacturers for certain fabrication and packaging of CyberDisplay products, and allows the Company to rapidly take advantage of new technologies, cost-efficiencies and increased production capabilities of these third-party manufacturers.

PRODUCTS, MARKETS AND CUSTOMERS

 CyberDisplay

  The CyberDisplay product, launched in April 1997, is a miniature (0.24 inch diagonal) high density 320 x 240 color or monochrome AMLCD. When illuminated by a backlight and viewed through a lens, the CyberDisplay product displays high resolution data and video images equivalent to viewing a 20 inch diagonal screen from a distance of five feet. Kopin sells CyberDisplay products to customers either as a single component or together with a lens and backlight as a unit. The Company believes that the extremely small size and high image quality of the CyberDisplay product makes it suitable for PCDs such as digital wireless handsets, pagers and other applications, where there is a demand for enhanced functionality, particularly to display more information while retaining the portability of these products.

[An illustration appears here captioned "Viewing a CyberDisplay Product," which consists of, from left to right, a small picture of a human face in profile, dotted lines running from his eye out to a lens, then to the CyberDisplay integrated circuit and backlight, then finally to a larger picture captioned "Virtual Display."]

  There are several potential applications for the CyberDisplay product. CyberDisplay products are expected to be incorporated in PCDs to allow the user to interactively view data such as e-mail, facsimiles, Internet web pages and other information. The CyberDisplay product is expected to be used in digital cameras to allow the user to view previously stored images as well as for replacement of traditional viewfinders. The CyberDisplay product is expected to be incorporated into smart card viewers to allow portable access and visual review of information stored on a smart card. The Company believes that there may be numerous other applications for CyberDisplay products, including use in video cameras and other consumer electronics devices.

  The Company's customers for CyberDisplay products are currently developing applications for digital wireless handsets and accessories, pagers and other portable communications devices, digital cameras and smart card viewers. The Company's strategy is to enter into relationships with these and other customers to expand the market for its display devices and to become an industry standard platform. Products using CyberDisplay products are expected to be introduced in the second half of 1998. Highlighted below are summaries of Kopin's existing CyberDisplay agreements:

  SIEMENS. In May 1997, the Company entered into a three-year agreement with Siemens pursuant to which the parties will jointly develop a wireless telephone accessory containing CyberDisplay components. Under the terms of the agreement, Siemens is required to purchase a minimum quantity of CyberDisplay components from the Company by September 30, 1999. In addition, the Company granted Siemens a non-exclusive license for certain Kopin technology used in wireless phones, accessories and related products.

  MOTOROLA. In September 1997, the Company entered into a five-year agreement with Motorola Semiconductor Product Sector pursuant to which Motorola is required to purchase certain minimum quantities of CyberDisplay components annually through December 31, 2002. Under the terms of the agreement, Motorola has the right to use and resell CyberDisplay components worldwide. Under certain circumstances, Motorola has the right to obtain from Kopin a royalty-based license to manufacture up to 20% of its internal requirements for CyberDisplay components.

  GEMPLUS. In October 1997, the Company entered into a three-year agreement with Gemplus, the world's largest provider of smart cards, pursuant to which the parties agreed to jointly develop and design a smart card personal viewing system and collaborate with certain phone manufacturers and financial institutions to produce products based on CyberDisplay components. Until such time as Gemplus has met certain minimum purchase requirements, Gemplus is required to use CyberDisplay products in applications requiring small form factor displays. Pursuant to the agreement, each party will have a license to make, sell, market or distribute products jointly developed under the agreement.

  FUJIFILM. In October 1997, the Company entered into a three-year agreement with FujiFilm pursuant to which FujiFilm agreed to develop image processing integrated circuits to interface directly with CyberDisplay products. Under the terms of the agreement, FujiFilm has the right to use and resell CyberDisplay components worldwide as part of a developed product, but not on a standalone basis.

  For each of the above agreements, after the expiration of the initial period, each agreement is renewable for an additional term upon the mutual agreement of the parties. Each agreement also provides for a management council, consisting of appointees from each party. These management councils will address matters of mutual interest, including marketing strategies, manufacturing requirements and technological improvements. In addition, each of the agreements may be terminated by the respective parties upon a material breach of the agreement after a specified cure period.

  Additionally, the Company sells its CyberDisplay products to other customers for incorporation into their products, and has entered into first-stage development and evaluation agreements with several companies under which these companies will develop, for evaluation purposes, prototype digital cameras and wireless communications products incorporating CyberDisplay products. The Company does not believe that these relationships are material to the Company at this stage. See "Risk Factors--Dependence on Marketing and Distribution Relationships."

 Advanced Semiconductor Device Wafers

  The Company develops and manufactures application specific HBT device wafers for advanced integrated circuit applications. These device wafers are manufactured using metal organic chemical vapor deposition ("MOCVD") semiconductor growth techniques. The Company believes it is one of the world's leading suppliers of HBT device wafers and is currently supporting volume production of three-inch and four-inch device wafers, with production of six-inch device wafers anticipated in 1998. Kopin's primary HBT device wafer product is the aluminum gallium arsenide ("AlGaAs") emitter. Using Wafer-Engineering technology, the Company deposits films of atomic-level thickness on substrate materials, creating vertically oriented devices. The Company can vary the manufacturing process to create products with different characteristics to suit the demands of particular customers.

  Using Kopin's HBT device wafers, the Company's customers have developed power amplifiers for wireless handsets, which the Company believes have performance advantages over GaAs FET solutions. These components, in addition to operating at very high frequencies, have low distortion and are power efficient. At present, the Company's HBT device wafer products have been used predominantly in Code Division Multiple Access (CDMA) power amplifiers, but the Company believes that these wafer products are applicable in and can provide the same benefits to the Global System Mobile (GSM) and Time Division Multiple Access (TDMA) markets. In particular, in those countries where one uniform standard has not yet been adopted, the diversity of standards requires equipment capable of operating in dual modes and bands, which equipment is likely to require higher performance semiconductor technology such as the Company's HBT device wafers.

  The Company's device wafers are typically manufactured for customer-specific integrated circuits. Once an integrated circuit manufacturer has designed in a particular device wafer, the Company believes that it is difficult for the supplier of that device wafer to be replaced with respect to that particular integrated circuit. The Company's largest customer for its device wafers is Rockwell, with whom the Company has collaborated on the manufacturing and development of HBT device wafers and related integrated circuits for several years. For the nine months ended September 27, 1997, 70% of Kopin's total revenues were derived from the sale of GaAs device wafers. Other customers of the Company's device wafers include Raytheon Company, Northrop Grumman Corporation, Siemens, Mitsubishi Electric Corporation, Hewlett Packard Company and Northern Telecom Limited. See "Risk Factors--Substantial Reliance on Certain Customers."

SALES AND MARKETING

  The Company principally sells its device wafer products directly to integrated circuit manufacturers in the United States and Europe. Sales of the Company's device wafers to customers in Japan are made primarily through a foreign distributor. The Company sells CyberDisplay products to OEM customers on a direct basis. Under the terms of its September 1997 agreement with the Company, Motorola has commenced the marketing of CyberDisplay products on a worldwide basis.

  The Company believes that the technical nature of its products and markets demands a commitment to close relationships with its customers. The sales and marketing staff, assisted by the technical staff and senior management, visit prospective and existing customers worldwide on a regular basis and stay in close contact with customers. The Company believes that these contacts are vital to the development of a close, long-term working relationship with its customers, and in obtaining regular forecasts, market updates, and information regarding technical and market trends. The Company also participates in industry-specific trade shows and conferences.

  Kopin's design and engineering staff is actively involved with a customer during all phases of prototype design and production by providing the customer with engineering data, up-to-date product application notes, following up with the customer's engineers on a regular basis, and assisting in resolving technical problems by working with the customer's engineers both on and off site. In most cases the Company's technical staff work with each customer in the development stage to identify potential improvements to the design of the customer's product in parallel with the customer's effort. The Company has established a prototype product design facility in Los Gatos, California to assist the Company's customers in incorporating the Company's products into their own and to reduce the time required to bring such end-products to the marketplace. This strategy helps customers accelerate their design process, achieve cost-effective and manufacturable designs, and ensure a smooth transition into high volume production.

PRODUCT DEVELOPMENT

  The Company believes that continued introduction of new products in its target markets is essential to its growth. The Company has assembled a group of highly skilled engineers to work internally and with its customers to continue the Company's product development efforts. For the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995, the Company incurred total research and development expenses of $8,156,969, $16,467,098 and $15,613,287, respectively, including research and development expenses related to the Company's internal development programs for its display products and device wafers of $6,049,001, $9,876,082 and $6,856,437, respectively.

 CyberDisplay

  The Company's product development efforts are focused towards continually enhancing the features and functions of the CyberDisplay product. A principal focus of this effort is the Company's development of, and ability to manufacture very small active matrix pixels, which it will use in succeeding generations of the CyberDisplay product. The pixel size of the current CyberDisplay product is 15 microns and the Company believes it can achieve a pixel size of less than 10 microns in commercial production. This is in contrast to a pixel size of approximately 100 microns in a typical laptop computer display. The resolution of the current commercially available CyberDisplay product is 320 x 240. The Company expects future CyberDisplay products to have resolutions of 640 x 480 and higher. While Kopin is working on the commercialization of even higher resolutions for the CyberDisplay product, the Company has already demonstrated 640 x 480 and 800 x 600 resolution displays in a 0.75 inch format as well as 1,280 x 1,024 and 2,560 x 2,048 resolution displays in a 1.5 inch format. The Company is also working on further decreasing the already low power consumption of the CyberDisplay product by continuing to evolve its display designs to improve the power efficiency of products which incorporate CyberDisplay products. Additional display development efforts include further automation of final display assembly processes, and increasing the quantity of CyberDisplay active matrix pixel arrays processed on each wafer by further reducing the display size and using increasingly precise manufacturing techniques.

 Advanced Semiconductor Device Wafers

  Kopin intends to continue developing semiconductor device wafers for advanced integrated circuit applications from other compound materials. The Company is working closely with several of its major customers in the development of the next generation of device wafers, particularly with respect to increasing the application of its InGaP technology. The Company believes that InGaP device wafers are simpler to process and result in greater yields for certain products made by the Company's customers. Kopin is currently manufacturing device wafers with a layer thickness of approximately 0.05 microns, and is currently developing manufacturing processes to reduce this thickness further. The decrease in base layer thickness will provide faster transistor performance, thus producing faster circuits. The Company has equipment and facilities in place to manufacture, and is currently developing manufacturing processes for production of six-inch device wafers, in anticipation of six-inch GaAs substrates becoming commercially available to the Company in 1998.

 Other Wafer-Engineering Technology Applications

  The Company is exploring the potential for using its innovative integrated circuit lift-off technology for other advanced electronics applications. The Company has developed techniques to transfer thin film displays and integrated circuits to alternative materials, such as plastic and other flexible surfaces, which the Company believes could enable a new class of applications, including three-dimensional stacked integrated circuits, flexible displays, conformal electronics and next generation flexible smart cards.

 Funded Research and Development

  The Company has entered into various development contracts with agencies of the federal government. These contracts help support the continued development of the Company's core technologies. The Company intends to continue to pursue other federal government development contracts for applications that relate to the Company's commercial product applications. The Company's contracts with government agencies contain certain milestones relating to technology development and may be terminated by the government agencies prior to completion of funding. The Company's policy is to retain its proprietary rights with respect to the principal commercial applications of its technology. To the extent technology development has been funded by a federal agency, under applicable federal laws, such agency has the right to obtain a non-exclusive, non-transferable, irrevocable, fully-paid license to practice or have practiced such technology for governmental use. For the nine months ended September 27, 1997, revenues attributable to research and development contracts was $2,562,485, and for the years ended December 31, 1996 and 1995, totaled $6,291,172 and $8,628,290, respectively.

COMPETITION

 Displays

  The display market is highly competitive and is currently dominated by large Asian electronics companies including Sharp Corporation, Hitachi, Ltd., Seiko Corporation, Toshiba Corporation ("Toshiba"), Sony Corporation, NEC Corporation, Sanyo Electric Co., Ltd. and Display Technologies, Inc., a joint venture of IBM Corporation and Toshiba. The display market consists of multiple segments, each focusing on different end-user applications applying different technologies. Flat panel AMLCDs have experienced rapid growth as the market for laptop computers has grown with the improvements in performance and cost. Most of the companies that manufacture AMLCDs have substantially greater financial, technical, marketing, manufacturing, and personnel resources than the Company. Competition in the display field is based on price and performance characteristics, product quality and the ability to deliver products in a timely fashion. The success of the Company's display product offerings will also depend upon its ability to compete against other types of more well-established products such as traditional AMLCD-based products as well as the adoption of the CyberDisplay product in the industry as an alternative to traditional AMLCD-based products. There can be no assurance that the Company will be able to compete against these companies and technologies.

  There are also a number of alternative display technologies in production and under development including passive matrix LCD and light emitting diode ("LED"), reflective, field emission display, plasma, organic LED and virtual retinal displays, some of which target the high performance small form factor display markets in which the Company's display products are sold. There are many large and small companies that manufacture or have in development products based on these technologies. The CyberDisplay product will compete with other displays utilizing these and other competing display technologies. There can be no assurance that the Company will be able to compete successfully against these companies. See "Risk Factors--Competition."

 Advanced Semiconductor Device Wafers

  With respect to its device wafer products, the Company presently competes with several companies, including The Furakawa Electric Co., Ltd., Epitronics, Emcore Corporation, Epitaxial Products International and Hitachi Cable, as well as integrated circuit manufacturers with in-house wafer growth capabilities, such as TRW Inc. and Fujitsu Limited. In the device wafer business, competition could become increasingly intense as new entrants emerge to address the high growth markets that Kopin's products address. The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon integrated circuits. Although the Company has reduced production costs of its HBT device wafers by achieving higher volumes, there can be no assurance that the Company will be able to continue to decrease production costs. In addition, the Company believes the costs of producing GaAs integrated circuits by its customers will continue to exceed the costs associated with the production of competing silicon integrated circuits. As a result, the Company must target markets where the higher cost associated with GaAs integrated circuits is justified by their superior performance. There can be no assurance that the Company can continue to identify markets which require performance superior to that offered by silicon solutions or that the Company will continue to offer products which provide superior performance to offset the cost differentials. The GaAs materials industry has been characterized by rapid and significant technological advances. There can be no assurance that the Company will be able to enhance its products to include these advances on a timely basis, if at all, or that the Company will have sufficient funds to invest in new technologies or products or processes. See "Risk Factors--Competition."

PATENTS, PROPRIETARY RIGHTS AND LICENSES

  An important part of the Company's product development strategy is to seek, when appropriate, protection for its products and proprietary technology through the use of various United States and foreign patents and contractual arrangements. The Company intends to prosecute and defend its proprietary technology aggressively. The Company owns more than 50 issued United States patents and more than 50 pending United States patent applications. Many of these United States patents and applications have counterpart foreign patents, foreign applications or international applications through the Patent Cooperation Treaty. In addition, the Company is exclusively licensed by MIT under 31 issued United States patents, 5 pending United States patent applications, and some foreign counterparts to these United States patents and applications. The Company's United States patents expire during the period running from December 1997 through September 2014. The United States patents licensed to the Company by MIT expire during the period running from March 1998 through November 2011.

  In 1985, the Company obtained a license from MIT to certain patents and patent applications directed to device wafers and related technology. The license grants to the Company a worldwide license to make, have made, use, and sell products covered by the licensed patents for the life of these patents. The license is exclusive with respect to commercial applications until April 22, 1999, and becomes non-exclusive thereafter. During the period of exclusivity, the Company also has a right of first refusal to negotiate a license for MIT improvements that fall within the claims of the licensed patents. In 1995, the Company obtained an additional license from MIT to certain optical technology. The license grants to the Company a worldwide license to make, have made, use, lease and sell products covered by the licensed patents until 2007.

  The process of seeking patent protection can be time consuming and expensive and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. Patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific and patent literature lags behind actual discoveries, the Company cannot be certain that it was the first to conceive of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can be no assurance that the Company's pending patent applications or those of its licensors will result in issued patents or that any issued patents will afford protection against a competitor. In addition, there can be no assurance that others will not obtain patents that the Company would need to license, circumvent or cease manufacturing and sales of products covered by such patents, or that such licenses, if needed, would be available to the Company on favorable terms, if at all.

  There can be no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around any patents issued to the Company. The Company's products might infringe the patent rights of others, whether existing now or in the future. For the same reasons, the products of others could infringe the patent rights of the Company. Although the Company is not aware of any pending or threatened patent litigation against the Company, the Company may be notified, from time to time, that it could be or is infringing certain patents and other intellectual property rights of others. Litigation, which could result in substantial cost to, and diversion of resources of, the Company even if the outcome is favorable to the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. These problems can be particularly severe in foreign countries. In the event of an adverse ruling in litigation against the Company for patent infringement, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to patents of third parties covering the infringing technology. No assurance can be given that licenses will be obtainable on acceptable terms, or at all, or that damages for infringement will not be assessed or that litigation will not occur. The failure to obtain necessary licenses or other rights or litigation arising out of any such claims could have a material adverse effect on the Company's business, results of operations and financial condition.

  In July 1996, the Company received an inquiry from a third party as to whether the Company's LCD devices may have infringed upon a patent held by that party which expired as of July 23, 1996. The Company responded that as of that expiration date, the Company had manufactured only approximately 330 of the LCD devices in question. The Company is currently in settlement negotiations with this third party, and the Company expects to resolve this matter by payment of an immaterial amount. Even if this matter is not presently settled and it is subsequently determined that these LCD devices infringed upon the patent, the Company believes that the costs of remedying such infringement would not have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company also attempts to protect its proprietary information with contractual arrangements and under trade secret laws. The Company believes that its future success will depend primarily upon the technical expertise, creative skills and management abilities of its officers and key employees rather than on patent ownership. Company employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in the employ of the Company. Agreements with consultants generally provide that rights to inventions made by them while consulting for the Company will be assigned to the Company unless such assignment is prohibited by the terms of any agreements with their regular employers. Agreements with employees, consultants and collaborators contain provisions intended to protect further the confidentiality of the Company's proprietary information. To date, the Company has had no experience in enforcing such agreements. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breaches, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Risk Factors--Uncertainty Relating to Patents and Proprietary Rights" and "--Loss of Exclusivity of MIT License."

MANUFACTURING AND FACILITIES

  Kopin leases separate device wafer manufacturing and CyberDisplay product fabrication facilities. The Company's device wafer manufacturing facility is located, together with the Company's corporate headquarters, in Taunton, Massachusetts. The Taunton facility occupies 25,100 square feet, including 6,000 square feet of contiguous environmentally controlled production clean rooms. The Taunton facility is occupied under a lease that expires on October 31, 1998 with a two-year renewal option at the Company's election.

  Kopin's CyberDisplay production facility occupies 74,000 square feet in Westborough, Massachusetts, of which 10,000 square feet consist of contiguous environmentally controlled production clean rooms, of which 7,000 square feet are Class 10. This facility prepares the Wafer-Engineered silicon materials from which the CyberDisplay products are produced. These wafers are then fabricated into integrated circuits by Kopin's production partner, UMC, in its foundry in Taiwan. Currently, the fabricated wafers are returned to Kopin's facilities, where the integrated circuits are lifted off the silicon substrates and transferred to glass using Kopin's Wafer-Engineering technology. The transferred integrated circuits are then processed and packaged with liquid crystal and assembled into display panels for shipment to customers. The Westborough facility is occupied under a lease that expires in October 1999, with renewable options for up to five additional years at the Company's election.

  In order to expand CyberDisplay production capacity, Kopin has entered into agreements with UMC and its affiliate, Unipac, under which Unipac will assemble and package CyberDisplay products at its facility in Taiwan. The Company believes that the capabilities and capacity of UMC and Unipac, together with its existing facility in Westborough, provide Kopin with sufficient production capacity through at least 1998.

  In addition to its Massachusetts facilities, Kopin leases a 5,280 square foot design facility in Los Gatos, California for developing prototypes of products incorporating the CyberDisplay product. This facility is occupied under a lease that expires in November 2002.

GOVERNMENT REGULATIONS

  The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Although the Company believes that its activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Any failure of the Company to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject it to significant future liabilities. In addition, although the Company believes that its past operations conformed with then applicable environmental laws and regulations, there can be no assurance that the Company has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other liabilities under current or future environmental laws or regulations. See "Risk Factors--Manufacturing Risks; Manufacturing Capacity Limitations" and "--Environmental Regulation."

INVESTMENTS IN RELATED BUSINESSES

  The Company has made certain equity investments in and loans to Forte, a developer and manufacturer of virtual reality headsets and related peripherals, GMT Microelectronics, Inc. ("GMT"), a merchant integrated circuit foundry, and Kendin Semiconductor, Inc. ("Kendin"), a developer and manufacturer of integrated circuits for smart card and data communications applications. The Company made its investment in Forte over a period of two years, commencing in October of 1994. At the time, the Company believed that a growing market for the Company's then-recently developed small, flat panel displays would be virtual reality headsets. After the Company performed an analysis of the market, it decided that Forte was the candidate that best met the Company's strategy at the time and that the Company could incorporate its displays into Forte's existing products. As a result of declining sales and results of operations of Forte, especially the failure of anticipated holiday season sales to materialize in the fourth quarter of 1996, the Company recorded a write-off of the value of the Company's investment in Forte at December 31, 1996, totaling $3,900,000. Neither Kopin nor any of its directors, officers or affiliates had any prior relationship with Forte prior to the initial investment. In March 1997, Forte filed a voluntary petition seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. In November 1997, Kaotech Corporation, a newly organized entity (of which the Company owns approximately 19.5%) purchased substantially all of the assets of Forte, subject to certain liens, for approximately $60,000. This purchase price was determined by arms-length negotiations among the Company, the debtor-in-possession and the creditor's committee, and approved by the bankruptcy court with notice to all creditors. The other shareholders of Kaotech Corporation include the founder of Forte, owning approximately 38.3%, one director of the Company owning approximately 5.3% and outside equity investors not affiliated with the Company. The Company's investments in GMT and Kendin total approximately $1,100,000 and $1,575,000, respectively, representing approximately 7% and 19.5% of the outstanding equity of each company, respectively. GMT and Kendin are privately held companies. As part of its initial investment in GMT, GMT agreed to perform certain of the Company's integrated circuit processing. The Company may from time to time make further equity investments in these and other companies engaged in certain aspects of the flat panel display and electronics industries as part of its business strategy. These investments may not provide the Company with any financial return or other benefit and there can be no assurance that any losses by these companies or associated losses in the Company's investments will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors-- Risks Associated with Possible Acquisitions and Investments" and "Business-- Strategy."

EMPLOYEES

  As of November 26, 1997, the Company and its subsidiaries employed 110 full-time and 6 part-time individuals. Of these, 12 hold Ph.D. degrees in Material Science, Electrical Engineering or Physics. The Company's management and professional employees have significant prior experience in semiconductor materials, device wafer and display processing, manufacturing and other related technologies. None of the Company's employees is covered by a collective bargaining agreement. The Company considers relations with its employees to be good. See "Risk Factors--Dependence on Key Personnel" and "Management."

LEGAL PROCEEDINGS

  In March 1997, Forte Technologies, Inc., a majority-owned subsidiary of the Company, filed a petition in federal bankruptcy court in the Western District of New York seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company does not believe the bankruptcy of Forte will have a material adverse effect on its business, results of operations or financial condition.

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

  Set forth below is information regarding directors and executive officers of the Company:

              NAME               AGE          POSITION WITH THE COMPANY
              ----               ---          -------------------------
John C. C. Fan..................  54 President and Chief Executive Officer;
                                     Chairman of the Board of Directors
Paul J. Mitchell................  45 Treasurer and Chief Financial Officer
Bor-Yeu Tsaur...................  42 Executive Vice President--Display
                                     Operations.
Ronald P. Gale..................  47 Chief Technology Officer and Vice President
Jeffrey J. Jacobsen.............  44 Senior Vice President, Business Development
Daily S. Hill...................  41 Vice President--Gallium Arsenide Operations
Meth Jiaravanont................  39 Vice President--Strategic Marketing
Glen G. Kephart.................  54 Vice President--Marketing, Display Products
Matthew J. Micci................  41 Vice President--Sales, Gallium Arsenide
                                     Products
Matthew M. Zavracky.............  42 Vice President--Engineering
David E. Brook(2)...............  57 Director and Secretary
Andrew H. Chapman(1)............  43 Director
Morton Collins(1)...............  62 Director
Chi-Chia Hsieh..................  53 Director
Vallobh Vimolvanich.............  57 Director
Michael A. Wall(2)..............  69 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  JOHN C. C. FAN, President, Chief Executive Officer, Chairman of the Board of Directors. Dr. Fan, a founder of the Company, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its organization in April 1984. He has also served as President of the Company since July 1990. Prior to July 1985, Dr. Fan was Associate Leader of the Electronic Materials Group at MIT Lincoln Laboratory. Dr. Fan is the author of numerous patents and scientific publications. Dr. Fan received a Ph.D. in Applied Physics from Harvard University. From October 1994 to March 1997, Dr. Fan was a member of the Board of Directors of Forte.

  PAUL J. MITCHELL, Treasurer and Chief Financial Officer. Mr. Mitchell has served as Chief Financial Officer of the Company since April 1985 and has been Treasurer of the Company since July 1987. Mr. Mitchell is a Certified Public Accountant. From October 1994 to March 1997, Mr. Mitchell was a member of the Board of Directors of Forte.

  BOR-YEU TSAUR, Executive Vice President--Display Operations. Dr. Tsaur joined the Company as Executive Vice President--Display Operations in July 1997. From 1993 to 1997, Dr. Tsaur served as Group Leader, Electronic Material Group, at MIT Lincoln Laboratory. Dr. Tsaur received a Ph.D. in Electrical Engineering from the California Institute of Technology.

  RONALD P. GALE, Chief Technology Officer and Vice President. Dr. Gale became Chief Technology Officer in 1997. Previously, Dr. Gale served as Vice President of the Company in several capacities since July 1985. Dr. Gale received a Ph.D. in Materials Science and Engineering from the Massachusetts Institute of Technology in 1978.

  JEFFREY J. JACOBSEN, Senior Vice President--Business Development. Mr. Jacobsen joined the Company as Vice President, Business Development in February 1990, and became Senior Vice President in 1997. From 1987 through 1989, Mr. Jacobsen served as Director of Strategic Business at OKI Semiconductor Company, U.S.A. From September 1995 to June 1996, Mr. Jacobsen was a member of the Board of Directors of Forte.

  DAILY S. HILL, Vice President--Gallium Arsenide Operations. Mr. Hill has served as Vice President--Gallium Arsenide Operations since July 1997. From December 1995 to June 1997, Mr. Hill served as Director of Gallium Arsenide Operations for the Company. From November 1987 to January 1995, Mr. Hill served as a manager of the Company's device wafer product group.

  METH JIARAVANONT, Vice President--Strategic Marketing. Mr. Jiaravanont joined the Company as Vice President, Strategic Marketing in December 1995 pursuant to an agreement between the Company and Telecom Holding Co., Ltd. Prior to joining the Company, Mr. Jiaravanont served as a Vice President and a director in several different capacities for affiliates of CP Group in Asia and North America.

  GLEN G. KEPHART, Vice President--Marketing Display Products. Mr. Kephart joined the Company as Vice President, Marketing Display Products in December 1995. Prior to joining the Company, Mr. Kephart served as General Manager, Conference Products, for Coherent Communications Systems Corporation for four years and previously served as a Director of National Distribution for Motorola.

  MATTHEW J. MICCI, Vice President--Sales, Gallium Arsenide Products. Mr. Micci joined the Company in January 1988 as Regional Director of Sales and became Vice President, Sales in July 1990. Prior to joining the Company, Mr. Micci worked for ten years for Texas Instruments Semiconductor Group.

  MATTHEW M. ZAVRACKY, Vice President--Engineering. Mr. Zavracky has served as Vice President--Engineering since July 1997. From 1985 to 1997, Mr. Zavracky served as Director of Engineering.

  DAVID E. BROOK, Director and Secretary. Mr. Brook is a founder of the Company and has served as a Director since 1984. Mr. Brook is the founder and Chairman of the Board of the intellectual property law firm of Hamilton, Brook, Smith & Reynolds, P.C. in Lexington, Massachusetts.

  ANDREW H. CHAPMAN, Director. Mr. Chapman has served as a Director of the Company since 1985. Mr. Chapman is a Managing Director of The Vertical Group, a private investment management company, a position in which he has served since its formation in 1988. From 1994 to 1996, Mr. Chapman also served as Executive Vice President of Integrated Network Corporation, a privately held telecommunications equipment company, of which he has also served as a director.

  MORTON COLLINS, Director. Dr. Collins has served as a Director of the Company since 1985. Dr. Collins has been a General Partner of DSV Partners III, a venture capital limited partnership, since 1981, and a General Partner of DSV Management since 1982. Since 1985, DSV Management Ltd. has been the General Partner of DSV Partners IV, a venture capital limited partnership. Dr. Collins is also a director of The Liposome Company, Inc., Thermotrex Corporation, Thermedics Detection, Inc. and a number of privately held companies.

  CHI-CHIA HSIEH, Director. Dr. Hsieh has served as a Director of the Company since December 1995. Dr. Hsieh has been the President of Microelectronics Technology Inc., a Taiwan corporation publicly traded on the Taiwan Stock Exchange and affiliated with Telecom Holding Co., Ltd., ("Telecom"). Pursuant to a Stock Purchase Agreement dated October 10, 1995 (the "Stock Purchase Agreement"), Telecom purchased 1,643,716 shares of the Common Stock. Under that agreement, Telecom is entitled to designate two representatives to the Company's Board of Directors so long as Telecom, together with its affiliates and Chia Yang Telecommunication Limited ("Chia Yang"), a Thailand corporation (of which Dr. Hsieh is President), hold at least 1,479,344 shares of the Common Stock. Dr. Hsieh is one of Telecom Holding Co., Ltd.'s designees to the Company's Board of Directors. Upon the consummation of this Offering, Telecom will have the right to designate one representative to serve on the Company's Board of Directors so long as Telecom, together with its affiliates and Chia Yang, hold at least 5% of the shares of the outstanding Common Stock.

  VALLOBH VIMOLVANICH, Director. Dr. Vimolvanich has served as a Director of the Company since December 1995. Dr. Vimolvanich has been the Vice Chairman of Telecom Asia Corporation Public Company Limited ("Telecom Asia"), a telecommunications company listed on the Stock Exchange of Thailand, since 1991. Dr. Vimolvanich has also served as a director and President of Telecom, a subsidiary and investment arm of Telecom Asia, since 1992. Dr. Vimolvanich also serves as a director of several privately held telecommunications companies including companies affiliated with Telecom Asia. Under the Stock Purchase Agreement, Telecom is entitled to designate two representatives to the Company's Board of Directors so long as Telecom, together with its affiliates, hold at least 1,479,344 shares of the Common Stock. Dr. Vimolvanich is one of Telecom Holding Co., Ltd.'s designees to the Company's Board of Directors. Upon the consummation of this Offering, Telecom will have the right to designate one representative to serve on the Company's Board of Directors so long as Telecom, together with its affiliates and Chia Yang, hold at least 5% of the shares of the outstanding Common Stock.

  MICHAEL A. WALL, Director. Mr. Wall is a founder of the Company and has served as a Director since 1984. Mr. Wall is a director of Sugen, Inc. and a director and Chairman of Alkermes, Inc. Mr. Wall has founded, been a director of and/or managed over a dozen high technology firms in the last three decades, including Centocor, Inc. and Flow Laboratories, Inc.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                             SHARES BENEFICIALLY               SHARES BENEFICIALLY
                               OWNED PRIOR TO                      OWNED AFTER
                                 OFFERING(1)          SHARES     OFFERING(1)(2)
                             -----------------------   BEING   ----------------------
NAME OF SELLING STOCKHOLDER    NUMBER     PERCENT     OFFERED   NUMBER      PERCENT
---------------------------  ------------ ---------- --------- ----------- ----------
Telecom Holding Co.,
 Ltd.(3)................        1,643,716     14.8%  1,000,000     643,716       5.3%
Bor-Yeu Tsaur(4)........            5,240     *          3,000       2,240      *
Jeffrey J.
 Jacobsen(4)(5).........           68,250     *         10,000      58,250      *
Daily S. Hill(4)(6).....           13,059     *          4,000       9,059      *
Glen G. Kephart(4)(7)...           29,250     *         15,000      14,250      *
Matthew J. Micci(4)(8)..           21,041     *          2,500      18,541      *
Matthew M.
 Zavracky(4)(9).........           39,833     *          6,000      33,833      *

--------
* Less than one percent.
(1) The number of shares of Common Stock deemed outstanding prior to this Offering includes 11,122,143 shares of Common Stock outstanding as of December 31, 1997. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended. Shares of Common Stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of December 31, 1997 ("Presently Exercisable Options"), are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.
(2) Adjusted to reflect the sale of 1,000,000 shares by the Company hereby.
(3) Does not include 10,374 shares representing options held by each of Dr. Hsieh and Dr. Vimolvanich, each of whom are affiliates of Telecom, that are currently exercisable or exercisable within 60 days.
(4) Each of the Selling Stockholders, other than Telecom, has granted the Underwriters an option for the shares listed solely to cover over-allotments, if any. If the Underwriters do not exercise their option with respect to over-allotments, either in full or in part, none of such Selling Stockholders will sell any shares hereunder.
(5) Includes 63,250 shares representing Presently Exercisable Options.
(6) Includes 13,059 shares representing Presently Exercisable Options.
(7) Includes 29,250 shares representing Presently Exercisable Options.
(8) Includes 21,016 shares representing Presently Exercisable Options.
(9) Includes 39,833 shares representing Presently Exercisable Options.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Deutsche Morgan Grenfell, Inc. and Tucker Anthony Incorporated are acting as Representatives (the "Representatives"), have severally agreed to purchase, and the Company and Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                      NUMBER OF
            UNDERWRITER                                                SHARES
            -----------                                               ---------
   Deutsche Morgan Grenfell Inc......................................
   Tucker Anthony Incorporated.......................................
                                                                      ---------
       Total......................................................... 2,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess of $ a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company and certain officers of the Company have granted to the Underwriters an option, exercisable for thirty (30) days from the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company and each of its directors and executive officers have agreed that, without the prior written consent of Deutsche Morgan Grenfell Inc. on behalf of the Underwriters, it will not, during the period ending one hundred and twenty (120) days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances.

  Telecom has agreed that, without the prior written consent of Deutsche Morgan Grenfell Inc. on behalf of the Underwriters, it will not, during the period ending ninety (90) days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and certain legal matters will be passed on for the Company by Bingham Dana LLP, Boston, Massachusetts. Certain legal matters will be passed on for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for the recognition of the impairment of long-lived assets and long-lived assets to be disposed of), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The statements in this Prospectus under the captions "Risk Factors-- Uncertainties Relating to Patents and Proprietary Rights" and "Business-- Patents, Proprietary Rights and Licenses" have been reviewed and approved by Hamilton, Brook, Smith & Reynolds, P.C., patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval. David E. Brook, a principal at that firm, is the Secretary and a Director of the Company.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, DC 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

                               KOPIN CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and September
 27, 1997 (unaudited)..................................................... F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996 and the nine months ended September 28, 1996
 (unaudited) and September 27, 1997 (unaudited)........................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1994, 1995 and 1996 and the nine months ended September 27,
 1997 (unaudited)......................................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996 and the nine months ended September 28, 1996
 (unaudited) and September 27, 1997 (unaudited)........................... F-6
Notes to Consolidated Financial Statements................................ F-7

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Kopin Corporation
Taunton, Massachusetts

  We have audited the accompanying consolidated balance sheets of Kopin Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kopin Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1996 the Company changed its method of accounting for the recognition of impairment of long-lived assets and long-lived assets to be disposed of.

                                          /s/ Deloitte & Touche LLP

                                          Deloitte & Touche LLP

Boston, Massachusetts
February 10, 1997 (March 7, 1997 as to Note 13)

                               KOPIN CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                            DECEMBER 31,
                                      --------------------------  SEPTEMBER 27,
                                          1995          1996          1997
                                      ------------  ------------  -------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
 Cash and equivalents...............  $ 24,718,023  $ 16,511,291  $ 14,733,666
 Marketable securities..............    17,278,954    10,560,815     5,130,911
 Accounts receivable, net of
  allowance of $85,600, $137,400,
  and $170,200
 Billed.............................     3,147,846     3,650,075     2,428,541
 Unbilled...........................     3,438,766     2,933,863     1,419,089
 Inventory..........................     6,402,190     3,073,643     2,573,034
 Prepaid expenses and other current
  assets............................     1,984,612     1,257,781       878,577
                                      ------------  ------------  ------------
  Total current assets..............    56,970,391    37,987,468    27,163,818
                                      ------------  ------------  ------------
Equipment and improvements:
 Equipment..........................    19,258,354    20,862,918    22,554,729
 Leasehold improvements.............       835,900       772,717       772,717
 Furniture and fixtures.............       414,707       361,483       331,955
 Equipment under construction.......       964,446       636,255     1,341,820
                                      ------------  ------------  ------------
                                        21,473,407    22,633,373    25,001,221
 Accumulated depreciation and
  amortization......................     9,902,444    11,731,828    14,094,886
                                      ------------  ------------  ------------
                                        11,570,963    10,901,545    10,906,335
                                      ------------  ------------  ------------
Other assets........................     3,438,334     2,962,149     3,677,985
Intangible assets...................     4,179,877     1,894,392     2,037,293
                                      ------------  ------------  ------------
TOTAL ASSETS........................  $ 76,159,565  $ 53,745,554  $ 43,785,431
                                      ============  ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Note payable.......................  $  3,000,000  $    500,000  $    450,000
 Accounts payable...................     7,712,508     6,945,053     2,797,085
 Accrued payroll and expenses.......       808,826     1,427,305     1,222,281
 Current portion of long-term
  obligations.......................       629,643     1,347,636     1,228,189
 Current portion of unearned
  revenue...........................        92,004        80,484           --
                                      ------------  ------------  ------------
 Total current liabilities..........    12,242,981    10,300,478     5,697,555
                                      ------------  ------------  ------------
Deferred rent.......................       388,833       381,166       219,166
Unearned revenue, less current
 portion............................        80,484           --            --
Long-term obligations, less current
 portion............................     1,605,050     2,793,061     1,312,716
Commitments
Stockholders' equity:
 Preferred stock, par value $.01 per
  share; authorized, 3,000 shares;
  none issued and outstanding
 Common stock, par value $.01 per
  share; authorized, 20,000,000
  shares; issued, 10,915,019 shares
  in 1995, 10,931,408 shares in 1996
  and 11,091,204 in 1997............       109,150       109,314       110,912
 Additional paid-in capital.........    88,355,145    88,605,451    90,167,369
 Deferred compensation..............       (94,482)     (227,706)     (173,166)
 Marketable securities valuation....       137,183        44,933        (8,500)
 Deficit............................   (26,664,779)  (48,261,143)  (53,540,621)
                                      ------------  ------------  ------------
 Total stockholders' equity.........    61,842,217    40,270,849    36,555,994
                                      ------------  ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY.............................  $ 76,159,565  $ 53,745,554  $ 43,785,431
                                      ============  ============  ============

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       NINE MONTHS ENDED
                                                                  ----------------------------
                               YEARS ENDED DECEMBER 31,
                         ---------------------------------------  SEPTEMBER 28,  SEPTEMBER 27,
                            1994          1995          1996          1996           1997
                         -----------  ------------  ------------  -------------  -------------
                                                                   (UNAUDITED)    (UNAUDITED)
Revenues:
  Product revenues...... $ 2,830,339  $  7,161,236  $ 11,727,081  $  8,411,166    $ 8,940,129
  Research and
   development
   revenues.............  10,453,050     8,628,290     6,291,172     5,278,072      2,562,485
                         -----------  ------------  ------------  ------------    -----------
                          13,283,389    15,789,526    18,018,253    13,689,238     11,502,614
                         -----------  ------------  ------------  ------------    -----------
Costs and expenses:
  Cost of product
   revenues.............   1,980,701     6,059,440     9,488,702     7,264,732      5,974,403
  Research and
   development--funded
   programs.............  10,531,491     8,756,850     6,591,016     5,732,158      2,107,968
  Research and
   development--
   internal.............   4,070,329     6,856,437     9,876,082     7,564,862      6,049,001
  General,
   administrative and
   selling..............   4,574,806     4,012,764     7,070,275     5,304,588      3,256,782
  Other.................     255,492       402,554       597,943       445,675        226,836
  Write-down of
   subsidiary assets....         --            --      3,900,000           --             --
  Impairment charge.....         --            --      4,990,412     4,990,412            --
                         -----------  ------------  ------------  ------------    -----------
                          21,412,819    26,088,045    42,514,430    31,302,427     17,614,990
                         -----------  ------------  ------------  ------------    -----------
Loss from operations....  (8,129,430)  (10,298,519)  (24,496,177)  (17,613,189)    (6,112,376)
Other income and
 expense:
  Interest and other
   income...............   1,542,359     1,670,808     2,013,642     1,463,507      1,005,090
  Interest expense......    (107,186)     (363,288)     (337,418)     (266,926)      (172,192)
                         -----------  ------------  ------------  ------------    -----------
Loss before minority
 interest...............  (6,694,257)   (8,990,999)  (22,819,953)  (16,416,608)    (5,279,478)
Minority interest in
 loss of subsidiary.....         --            --      1,223,589     1,075,264            --
                         -----------  ------------  ------------  ------------    -----------
Net loss................ $(6,694,257) $ (8,990,999) $(21,596,364) $(15,341,344)   $(5,279,478)
                         ===========  ============  ============  ============    ===========
Net loss per share...... $     (0.72) $      (0.95) $      (1.98) $      (1.41)   $     (0.48)
                         ===========  ============  ============  ============    ===========
Weighted average number
 of common shares
 outstanding............   9,267,315     9,461,897    10,921,138    10,918,771     10,973,323
                         ===========  ============  ============  ============    ===========

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK      ADDITIONAL  DEFERRED
                         --------------------   PAID-IN    COMPEN-   SECURITIES                 TREASURY
                           SHARES     AMOUNT    CAPITAL    SATION    VALUATION     DEFICIT        STOCK        TOTAL
                         ----------  -------- ----------- ---------  ----------  ------------  -----------  -----------
Balance, January 1,
 1994...................  9,231,803  $ 92,318 $61,748,948 $(312,482) $     --    $(10,979,523) $       --   $50,549,261
 Issuance of common
  stock.................      5,000        50      66,200       --         --             --           --        66,250
 Exercise of stock
  options...............     61,908       619      64,088       --         --             --           --        64,707
 Compensation relating
  to grant of stock
  options...............        --        --       47,500   (47,500)       --             --           --           --
 Amortization of
  compensation relating
  to grant of stock
  options...............        --        --          --    135,312        --             --           --       135,312
 Net unrealized loss on
  marketable
  securities............        --        --          --        --    (670,000)           --           --      (670,000)
 Net loss...............        --        --          --        --         --      (6,694,257)         --    (6,694,257)
                         ----------  -------- ----------- ---------  ---------   ------------  -----------  -----------
Balance, December 31,
 1994...................  9,298,711    92,987  61,926,736  (224,670)  (670,000)   (17,673,780)         --    43,451,273
 Issuance of common
  stock, net of issuance
  costs of $397,143.....  1,868,716    15,687  26,325,985       --         --             --     4,095,000   30,436,672
 Purchase of common
  stock.................   (300,000)      --          --        --         --             --    (4,095,000)  (4,095,000)
 Exercise of stock
  options...............     47,592       476     102,424       --         --             --           --       102,900
 Amortization of
  compensation relating
  to grant of stock
  options...............        --        --          --    130,188        --             --           --       130,188
 Net unrealized gain on
  marketable
  securities............        --        --          --        --     807,183            --           --       807,183
 Net loss...............        --        --          --        --         --      (8,990,999)         --    (8,990,999)
                         ----------  -------- ----------- ---------  ---------   ------------  -----------  -----------
Balance, December 31,
 1995................... 10,915,019   109,150  88,355,145   (94,482)   137,183    (26,664,779)         --    61,842,217
 Exercise of stock
  options...............     16,389       164      50,306       --         --             --           --        50,470
 Compensation relating
  to grant of stock
  options...............        --        --      200,000  (200,000)       --             --           --           --
 Amortization of
  compensation relating
  to grant of stock
  options...............        --        --          --     66,776        --             --           --        66,776
 Net unrealized loss on
  marketable
  securities............        --        --          --        --     (92,250)           --           --       (92,250)
 Net loss...............        --        --          --        --         --     (21,596,364)         --   (21,596,364)
                         ----------  -------- ----------- ---------  ---------   ------------  -----------  -----------
Balance, December 31,
 1996................... 10,931,408   109,314  88,605,451  (227,706)    44,933    (48,261,143)         --    40,270,849
 Exercise of stock
  options (unaudited)...    159,796     1,598   1,561,918       --         --             --           --     1,563,516
 Amortization of
  compensation relating
  to grant of stock
  options (unaudited)...        --        --          --     54,540        --             --           --        54,540
 Net unrealized loss on
  marketable securities
  (unaudited)...........        --        --          --        --     (53,433)           --           --       (53,433)
 Net loss (unaudited) ..        --        --          --        --         --      (5,279,478)         --    (5,279,478)
                         ----------  -------- ----------- ---------  ---------   ------------  -----------  -----------
Balance, September 27,
 1997 (unaudited)....... 11,091,204  $110,912 $90,167,369 $(173,166) $  (8,500)  $(53,540,621) $       --   $36,555,994
                         ==========  ======== =========== =========  =========   ============  ===========  ===========

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               YEARS ENDED DECEMBER 31,                NINE MONTHS ENDED
                         ---------------------------------------  ----------------------------
                                                                  SEPTEMBER 28,  SEPTEMBER 27,
                            1994          1995          1996          1996           1997
                         -----------  ------------  ------------  -------------  -------------
                                                                   (UNAUDITED)    (UNAUDITED)
Cash flows from
 operating activities:
 Net loss..............  $(6,694,257) $ (8,990,999) $(21,596,364) $(15,341,344)   $(5,279,478)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization.........    2,043,943     2,956,322     3,499,881     2,696,171      2,589,894
 Write-down of
  subsidiary assets....          --            --      3,900,000           --             --
 Amortization of
  compensation relating
  to grant of stock
  options..............      135,312       130,188        66,776        35,082         54,540
 Impairment charge.....          --            --      4,990,412     4,990,412            --
 Decrease in unearned
  revenue..............      (92,004)      (92,004)      (92,004)      (69,003)       (80,484)
 Increase (decrease) in
  deferred rent........      354,832        34,001        (7,667)       25,500       (162,000)
 Gain on sale/leaseback
  of capital
  equipment............      (65,530)          --            --            --             --
 Minority interest in
  loss of subsidiary...          --            --     (1,223,589)   (1,075,264)           --
 Changes in assets and
  liabilities:
  Accounts receivable..   (1,247,328)   (1,883,623)     (558,326)   (1,599,988)     2,208,646
  Inventory............   (1,214,769)   (3,033,333)    1,480,547       812,425        139,934
  Prepaid expenses and
   other current
   assets..............     (175,369)     (861,003)     (126,536)     (225,179)       379,204
  Intangible assets....     (713,235)   (1,043,407)   (1,679,221)   (1,519,441)      (378,786)
  Accounts payable and
   accrued expenses....    3,436,911     1,356,571    (1,439,270)     (293,161)    (3,623,383)
                         -----------  ------------  ------------  ------------    -----------
   Net cash used in
    operating
    activities.........   (4,231,494)  (11,427,287)  (12,785,361)  (11,563,790)    (4,151,913)
                         -----------  ------------  ------------  ------------    -----------
Cash flows from
 investing activities:
 Acquisition of Forte
  Technologies, Inc.,
  net of cash
  acquired.............          --     (1,504,704)          --            --             --
 Marketable
  securities...........    5,828,751    10,368,699     6,625,889     4,036,885      5,376,471
 Other assets..........   (3,748,096)      309,762       476,185      (224,591)      (715,836)
 Capital expenditures..   (4,481,290)   (3,755,147)   (3,779,919)   (2,810,827)    (2,544,985)
                         -----------  ------------  ------------  ------------    -----------
   Net cash provided by
    (used in) investing
    activities.........   (2,400,635)    5,418,610     3,322,155     1,001,467      2,115,650
                         -----------  ------------  ------------  ------------    -----------
Cash flows from
 financing activities:
 Net proceeds from
  issuance of common
  stock................       66,250    30,436,672           --            --             --
 Purchase of common
  stock................          --     (4,095,000)          --            --             --
 Net proceeds from
  issuance of
  subsidiary preferred
  stock................          --            --      1,800,000     1,800,000            --
 Principal payments on
  long-term
  obligations..........     (503,411)     (605,143)     (924,421)     (681,402)    (1,254,878)
 Proceeds from long-
  term obligations.....    3,000,000           --      2,830,425     1,692,326            --
 Proceeds from note
  payable..............          --      3,000,000       500,000       500,000        450,000
 Principal payment on
  note payable.........          --            --     (3,000,000)   (3,000,000)      (500,000)
 Proceeds from exercise
  of stock options.....       64,707       102,900        50,470        32,470      1,563,516
                         -----------  ------------  ------------  ------------    -----------
   Net cash provided by
    financing
    activities.........    2,627,546    28,839,429     1,256,474       343,394        258,638
                         -----------  ------------  ------------  ------------    -----------
Net increase (decrease)
 in cash and
 equivalents...........   (4,004,583)   22,830,752    (8,206,732)  (10,218,929)    (1,777,625)
Cash and equivalents:
 Beginning of year.....    5,891,854     1,887,271    24,718,023    24,718,023     16,511,291
                         -----------  ------------  ------------  ------------    -----------
 End of year...........  $ 1,887,271  $ 24,718,023  $ 16,511,291  $ 14,499,094    $14,733,666
                         ===========  ============  ============  ============    ===========
Noncash investing and
 financing
 transactions--
 Marketable securities
 valuation.............  $  (670,000) $    807,183  $    (92,250) $    130,012    $   (53,433)
Supplementary cash flow
 information
 --Interest paid in
 cash..................  $   168,662  $    339,642  $    328,824  $    277,028    $   172,191

                See notes to consolidated financial statements.

                               KOPIN CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR THENINE MONTHS THEN ENDED IS
                                  UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included within the financial statements include net realizable value of subsidiary assets, sales return reserves, warranty reserves, inventory reserves, allowances for doubtful accounts and the economic life of intangible assets.

  References herein to "1994", "1995", "1996" and "1997" are for and as of the fiscal years ended December 31, 1994, 1995 and 1996 and the nine months ended September 27, 1997, respectively.

 Industry Segment

  Kopin Corporation and its subsidiaries (the "Company") operate in one industry segment which includes the development, manufacture and sale of flat panel display products and custom Wafer-Engineered device wafers for commercial and consumer markets, and the performance of related research and development under contracts.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated. From 1994 through 1996, the Company made equity investments in Forte Technologies, Inc. ("Forte"). In May 1995, the Company obtained a controlling interest in Forte and consolidated the financial statements of Forte with those of the Company through December 31, 1996.

 Revenue Recognition

  Product revenue is recognized when a product is shipped or when a service is performed. For certain of its products, the Company provides customers with a twelve-month warranty from the date of sale. Estimated sales return and warranty reserves are provided at the time of sale based upon historical and anticipated warranty costs.

  The contracts the Company enters into with the federal government are typically in response to a Broad Area Announcement ("BAA") from the government. The BAAs the Company responds to are those that the Company believes will provide benefit to it in developing its commercial products. Research and development contracts with the government generally incorporate a Statement of Work which specifies the purpose of the research, the costs to be incurred, time period to complete the research, amount to be paid by the government and the final project deliverable. Revenue from long-term research and development contracts is recognized on the percentage-of-completion method of accounting as work is performed, based upon the ratio that incurred costs or hours bear to estimated total completion cost or hours. Research and development contracts which have established prices for distinct phases are accounted for as if each phase were a separate contract. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)

recognized in the financial statements. The federal government is required under these contracts to pay for termination costs, which include work performed to date, equipment purchased, inventory acquired for the project and other similar costs. Amounts earned on contracts in progress in excess of the billings of such contracts are classified as unbilled receivables and amounts received in excess of amounts earned are classified as unearned revenue. Unbilled receivables primarily result from the time necessary to accumulate costs, including costs incurred by subcontractors for invoice preparation after the work has been performed by the Company. Unbilled receivables are billed based on dates stipulated in the related agreement or in periodic installments based upon the Company's monthly invoicing cycle.

 Research and Development Costs

  Research and development expenses include expenses incurred in support of internal development programs and programs funded by agencies of the federal government, including development programs for display devices and products, Wafer-Engineered device wafers and head-mounted display systems, circuit design costs, staffing, purchases of materials and laboratory supplies, and fabrication and packaging of the Company's display products.

 Cash and Equivalents and Marketable Securities

  The Company considers all highly liquid, short-term debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

  Marketable securities consist primarily of commercial paper, medium-term notes, and United States government and agency securities. Under Statement of Financial Accounting Standards ("SFAS") No. 115, the Company classifies marketable securities included in Current Assets as "available for sale," and accordingly carries them as a current asset at market value. Marketable securities included in Other Assets are classified as "held to maturity" and carried at cost as the Company has the ability and intent to hold them to maturity. From time to time, the Company sells marketable securities for working capital, capital expenditure and investment purposes. Approximately $10,200,000 of these marketable securities mature within one year, and substantially all the remaining marketable securities mature within three years. Gross unrealized holding gains (losses) are recorded in a valuation allowance in stockholders' equity.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


 Investments in marketable securities are as follows:

                                     AMORTIZED COST                    UNREALIZED GAINS
                          ------------------------------------- ------------------------------
                               DECEMBER 31,                       DECEMBER 31,
                          ----------------------- SEPTEMBER 27, ---------------- SEPTEMBER 27,
                             1995        1996         1997        1995    1996       1997
                          ----------- ----------- ------------- -------- ------- -------------
                                                   (UNAUDITED)                    (UNAUDITED)
AVAILABLE FOR SALE
 SECURITIES:
U.S. government and
 agency securities......  $10,505,019 $ 7,981,356  $2,999,546   $171,854 $63,954    $   74
Corporate debt
 securities.............    6,636,752   2,534,526   2,139,865     58,803   5,371     1,671
                          ----------- -----------  ----------   -------- -------    ------
Total available for sale
 securities.............  $17,141,771 $10,515,882  $5,139,411   $230,657 $69,325    $1,745
                          =========== ===========  ==========   ======== =======    ======

                                UNREALIZED LOSSES                    FAIR VALUE
                          ----------------------------- -------------------------------------
                           DECEMBER 31,                      DECEMBER 31,
                          --------------- SEPTEMBER 27, ----------------------- SEPTEMBER 27,
                           1995    1996       1997         1995        1996         1997
                          ------- ------- ------------- ----------- ----------- -------------
                                           (UNAUDITED)                           (UNAUDITED)
AVAILABLE FOR SALE
 SECURITIES:
U.S. government and
 agency securities......  $21,679 $ 8,402    $   --     $10,655,194 $ 8,036,908  $2,999,620
Corporate debt
 securities.............   71,795  15,990     10,245      6,623,760   2,523,907   2,131,291
                          ------- -------    -------    ----------- -----------  ----------
Total available for sale
 securities.............  $93,474 $24,392    $10,245    $17,278,954 $10,560,815  $5,130,911
                          ======= =======    =======    =========== ===========  ==========

  The gross gains and losses realized related to sales of marketable securities were not material. Kopin uses the specific identification method as a basis for determining cost and calculating realized gains or losses.

 Inventory

  Inventory is stated at the lower of cost (first-in, first-out method) or market, and consists of the following:

                                                  1995       1996       1997
                                               ---------- ---------- -----------
                                                                     (UNAUDITED)
   Raw materials.............................. $3,148,467 $1,871,222 $1,651,556
   Work in process............................  2,744,337  1,036,276    789,965
   Finished goods.............................    509,386    166,145    131,513
                                               ---------- ---------- ----------
                                               $6,402,190 $3,073,643 $2,573,034
                                               ========== ========== ==========

 Equipment and Improvements

  Equipment and improvements are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, generally 3 to 10 years, or, in the case of leasehold improvements and leased equipment, over the term of the lease.

 Intangible Assets

  Amortization of intangible assets is on a straight-line basis over the estimated useful lives.

 Net Loss Per Share

  Net loss per share data is computed using the weighted average number of shares of common stock outstanding during the period. Common share equivalents have not been included because the effect would be anti-dilutive.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


 Concentration of Credit Risk

  The Company invests its excess cash in high quality government and corporate financial instruments which bear minimal risk. The Company sells its products to customers worldwide. The Company maintains a reserve for potential credit losses and such losses have been minimal.

 Fair Market Value of Financial Instruments

  Financial instruments consist of current assets (except inventories), current liabilities and long-term obligations. Current assets and current liabilities are carried at cost which approximates fair market value. Long-term obligations are stated at cost which approximates fair market value.

 Impairment Charge

  On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for evaluating the carrying value of long-lived and certain identifiable intangible assets. SFAS No. 121 requires the carrying value of long-lived assets to be compared to estimates of expected future cash flows to be derived from these assets. In accordance with the adoption of SFAS No. 121, the Company estimated future cash flows from its product lines and compared the cash flows against the product lines' related capitalized development costs and related equipment. In January 1996 (the time at which the recognition criteria was first applied and met), the Company recorded an impairment charge of $4,990,412 which consisted primarily of the expensing of previously capitalized patent infringement legal costs and the write-down of purchased technology, prepaid license fees, certain patents and equipment. The $4,990,412 represents the amount that the carrying value of the assets exceeded their fair market value. The fair market value of the assets was determined based on valuation techniques utilizing the present value of estimated expected future cash flows.

 Stock-Based Compensation

  The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees."

 Interim Information

  The results of operations and cash flows for the nine-month periods ended September 28, 1996 and September 27, 1997 are not necessarily indicative of results which would be expected for a full year. In the opinion of management, the financial statements for the unaudited periods presented include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles, consisting solely of normal recurring accruals and adjustments except for the nonrecurring impairment charge discussed above.

 Reclassifications

  Certain reclassifications have been made to the December 31, 1994, 1995 and 1996 amounts and to the September 28, 1996 amounts to conform to the September 27, 1997 presentation. The reclassifications consisted of presenting interest income, other income and interest expense as Other Income and Expense. In addition, previously reported research and development expense has been separated into research and development-funded programs and research and development-internal.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


2. CONTRACTS

  The Company has entered into research and development contracts with various entities. The costs incurred in the performance of these contracts generally approximate the revenues earned thereon. In May 1994, the Company entered into a $10,658,000 thirty-month contract with an agency of the federal government. The Company recognizes revenue on this contract in accordance with performance of tasks and recognized revenue of $2,465,000 in 1994, $4,260,000 in 1995 and $3,441,000 in 1996.

3. OTHER ASSETS

  Other assets consist primarily of certain marketable debt securities held in escrow as collateral under the Company's 5.625% equipment promissory note agreement. The Company has the ability and the intent to hold these securities until maturity, and accordingly, they are carried at cost. Also included in Other Assets are minority interest investments in GMT Microelectronics, Inc. and Kendin Semiconductor, Inc., which are carried at cost.

4. INTANGIBLE ASSETS

  Intangible assets consist of the following:

                            ESTIMATED USEFUL
                              LIFE (YEARS)      1995         1996        1997
                            ---------------- -----------  ----------  -----------
                                                                      (UNAUDITED)
   Patents and application
    fees...................        10        $ 1,814,108  $1,868,481  $ 2,200,427
   Licenses................       5-12         1,630,036     881,424      900,480
   Costs in excess of fair
    value of net assets
    acquired...............        10          1,259,423         --           --
   Organization and
    financing costs........       1-5            206,915         --           --
   Other deferred costs....       5-10           377,541       9,049          --
                                             -----------  ----------  -----------
                                               5,288,023   2,758,954    3,100,907
   Less accumulated
    amortization...........                   (1,108,146)   (864,562)  (1,063,614)
                                             -----------  ----------  -----------
                                             $ 4,179,877  $1,894,392  $ 2,037,293
                                             ===========  ==========  ===========

5. INVESTMENT IN FORTE TECHNOLOGIES, INC.

  Forte was founded in July 1994. From October 1994 through December 31, 1996, Kopin made a series of equity investments in Forte totaling $5,750,000 resulting in an equity ownership of 59% at December 31, 1996.

  At December 31, 1996, Kopin had loans outstanding to Forte of $2,433,675. Additionally, in January 1996, Kopin guaranteed an aggregate of $1,000,000 of equipment and working capital loans of Forte made by a senior lender. All Kopin loans to Forte are subordinated to the loans of the senior lender. The loans to the senior lender were paid in 1997.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)

  As a result of declining sales and results of operations at Forte, the Company recorded, in the fourth quarter of 1996, write-downs of Forte's accounts receivable of $561,000, inventory of $1,848,000, equipment, improvements and other of $823,000 and its remaining investment of $668,000 in Forte, totaling $3,900,000. The write downs of the long-lived assets, including equipment and improvements, represents the difference between the assets' carrying value and their fair market value. The fair market value was based on valuation techniques utilizing the present value of estimated expected future cash flows to be derived from the assets.

6. INCOME TAXES

  As of December 31, 1996, the Company has available for tax reporting purposes, federal net operating loss and general business tax credit carryforwards of approximately $43,650,000 and $360,000, respectively, expiring from 2000 to 2011.

  Deferred taxes are provided to recognize the effect of temporary differences between tax and financial reporting. Deferred income tax assets and liabilities consist of the following:

                                                         1995          1996
                                                      -----------  ------------
   DEFERRED TAX ASSETS:
     Net operating loss carryforward................. $10,660,000  $ 17,900,600
     Amortization of intangible assets...............     272,700       255,600
     Deferred rent...................................     159,400       156,300
     Other...........................................     383,000       557,700
                                                      -----------  ------------
                                                       11,475,100    18,870,200
                                                      -----------  ------------
   DEFERRED TAX LIABILITIES:
     Patent costs....................................     704,800       766,100
     Depreciation....................................     984,900     1,107,500
     Deferred financing costs........................      92,000           --
                                                      -----------  ------------
                                                        1,781,700     1,873,600
                                                      -----------  ------------
     Net deferred tax assets.........................   9,693,400    16,996,600
     Valuation allowance.............................  (9,693,400)  (16,996,600)
                                                      -----------  ------------
                                                      $       --   $        --
                                                      ===========  ============

7. NOTE PAYABLE AND LONG-TERM OBLIGATIONS

  In 1997, the Company entered into a $450,000 demand note payable with a bank bearing interest at .75% above prime, or 9.25% at September 27, 1997.

  In 1996, the Company entered into a $500,000 demand note payable with a bank bearing interest at 1.75% above prime, or 10% at December 31, 1996. The note was collateralized by certain assets of Forte. In 1995, the Company entered into a $3,000,000 demand note payable with a bank bearing interest at .5% above prime. The $3,000,000 demand note and the $500,000 demand note were repaid in 1996 and 1997, respectively.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


  Long-term obligations consist of the following:

                                                 1995       1996       1997
                                              ---------- ---------- -----------
                                                                    (UNAUDITED)
   5.625% equipment promissory note.......... $2,186,615 $1,605,050 $1,146,950
   Capital lease obligations--equipment......     48,078  1,200,000    990,900
   8.19% equipment promissory note...........        --     611,224    403,055
   9.02% equipment promissory note...........        --     379,509        --
   Secured demand promissory note............        --     344,914        --
                                              ---------- ---------- ----------
                                               2,234,693  4,140,697  2,540,905
   Less current portion......................    629,643  1,347,636  1,228,189
                                              ---------- ---------- ----------
                                              $1,605,050 $2,793,061 $1,312,716
                                              ========== ========== ==========

  The 5.625% equipment promissory note requires monthly payments of principal and interest totaling $57,477 through June 1999. The loan obligation is specifically collateralized by the equipment financed under the agreement and certain marketable securities. These securities are shown as other assets on the Company's balance sheet, since they are not available for working capital purposes.

  The equipment capital lease obligations require monthly payments of approximately $31,032 through June 2000 unless an early termination and equipment purchase option is exercised in December 1999. The capital lease obligations are specifically collateralized by equipment with a carrying value of $1,200,000 at December 31, 1996.

  The 8.19% equipment promissory notes require monthly payments of principal and interest totaling $26,680 through January 1999. The loan obligations are collateralized by the equipment financed under the agreements.

  The 9.02% equipment promissory note and the secured demand promissory note represent debt incurred by Forte to outside lenders. The 9.02% note was repaid in 1997. The secured demand promissory note is secured by all assets of Forte, subordinated to the loans of Forte's senior lender and certain loans to Kopin and bears interest at 9%. As a result of Forte's petition for bankruptcy protection on March 7, 1997, this note is no longer an obligation of the Company.

  The aggregate maturities of long-term obligations, including capital lease obligations, as of December 31, 1996 are as follows:

     YEAR ENDING DECEMBER 31,                                          AMOUNT
     ------------------------                                        ----------
     1997........................................................... $1,441,273
     1998...........................................................  1,516,928
     1999...........................................................    754,734
     2000...........................................................    302,400
     2001...........................................................    344,914
                                                                     ----------
     Less:                                                            4,360,249
       Amounts representing interest................................   (219,552)
       Current portion of long-term obligations..................... (1,347,636)
                                                                     ----------
                                                                     $2,793,061
                                                                     ==========

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


8. STOCKHOLDERS' EQUITY

  In November 1995, the Company entered into a stock purchase agreement with Telecom Holding Co., Ltd., an affiliate of CP Group, providing for the sale of 1,643,716 shares of its common stock at $16.50 per share. Net proceeds to the Company were approximately $26,724,000.

  In November 1995, the Company entered into an agreement with Rockwell International under which the Company purchased 300,000 shares of its common stock from Rockwell International at $13.65 per share.

  In December 1995, the Company entered into a stock purchase agreement with United Microelectronics Corp. and its affiliate, Unipac Optoelectronics Corp., providing for the sale of 225,000 shares of its common stock at $16.50 per share. Net proceeds to the Company were approximately $3,700,000.

9. STOCK OPTIONS

  The Company's 1992 Stock Option Plan permits the granting of both nonqualified stock options and incentive stock options. The plan covers 2,700,000 shares of common stock (including shares issued upon exercise of options granted pursuant to, or options remaining outstanding under, the 1985
Plan). The option price of incentive stock options shall not be less than 100% of the fair market value of the stock at the date of grant, or in the case of certain incentive stock options, at 110% of the fair market value at the time of the grant. Options must be exercised within a ten-year period or sooner if so specified within the option agreement. Options granted generally vest over four years.

  In 1994, the Company adopted the Director Stock Option Plan, which provides for the automatic granting, pursuant to a formula, of nonqualified stock options to the Company's nonemployee directors. A maximum of 175,000 shares are issuable under the plan.

  During 1996, a total of 573,500 outstanding options were canceled in exchange for the grant of 516,150 options with an exercise price equal to the fair market value of the common stock on the date of grant of $8.25 per share. These options vest over four years. During 1995, a total of 441,950 outstanding options were canceled in exchange for the grant of 412,150 options with an exercise price equal to the fair market value of the common stock on the date of grant of $10.00 per share. These options vest over three years.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


  For certain options granted, the Company recognizes as compensation expense the excess of the fair market value of the common shares issuable upon exercise of such options over the aggregate exercise price of such options. This compensation expense is amortized ratably over the vesting period of each option. For the year ended December 31, 1996, such compensation expense of $66,776 was recorded and will aggregate to $227,706 over the remaining terms of the options. At December 31, 1996, the Company has available 318,420 shares of common stock for future grant under its stock option plans. A summary of option activity is as follows:

                                1994                1995                1996                1997
                         ------------------- ------------------- ------------------- -------------------
                                    WEIGHTED            WEIGHTED            WEIGHTED            WEIGHTED
                                    AVERAGE             AVERAGE             AVERAGE             AVERAGE
                                    EXERCISE            EXERCISE            EXERCISE            EXERCISE
                          SHARES     PRICE    SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                         ---------  -------- ---------  -------- ---------  -------- ---------  --------
                                                                                        (UNAUDITED)
Balance, beginning of
 year...................   697,138   $13.20  1,250,380   $13.23  1,560,326   $12.38  1,807,966   $10.47
 Options granted........   622,650    12.04    990,250    12.61  1,126,750     9.09    546,200    14.42
 Options cancelled......    (7,500)   12.93   (632,712)   15.18   (862,721)   12.47    (91,184)   11.53
 Options exercised......   (61,908)    1.05    (47,592)    2.14    (16,389)    3.09   (159,796)    9.78
                         ---------           ---------           ---------           ---------
Balance, end of year.... 1,250,380   $13.23  1,560,326   $12.38  1,807,966   $10.47  2,103,186   $11.48
                         =========           =========           =========           =========
Exercisable, end of
 year...................   245,000             446,000             587,000             978,000
                         =========           =========           =========           =========

  Of the 1,807,966 options outstanding at December 31, 1996, 592,287 have exercise prices between $5.00 and $9.00, with a weighted average exercise price of $8.20 and a weighted average remaining contractual life of 9.2 years. Of these options, 97,447 are exercisable at a weighted average price of $8.11. An additional 826,679 options outstanding at December 31, 1996 have exercise prices between $9.25 and $11.75, with a weighted average exercise price of $10.34 and a weighted average remaining contractual life of 8.3 years. Of these options, 255,277 are exercisable at a weighted average price of $10.43. The remaining 389,000 options have exercise prices between $12.00 and $17.25, with a weighted average exercise price of $14.20 and a weighted average remaining contractual life of 7.1 years. Of these options, 233,937 are exercisable at a weighted average exercise price of $14.03. The weighted average exercise price of all options exercisable at December 31, 1996 is $11.48.

  The Company has two fixed option plans which reserve shares of common stock for issuance to executives, key employees and directors. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would have been $9,281,283 or $0.98 per share in 1995 and $22,828,070 or $2.09 per share in 1996.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995 and 1996: no expected dividend yield; expected volatility of 57.6% in 1995 and 61.2% in 1996; risk-free interest rate of 6.55%; and expected lives of four years. The weighted-average fair value of options on grant date was $6.25 in 1995 and $4.64 in 1996.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


10. EMPLOYEE BENEFIT PLAN

  The Company has an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to 15% of their annual compensation to a current maximum of $9,500. The Company will match 50% of all deferred compensation up to a maximum of 3% of each employee's annual compensation. The amount charged to operations in connection with this plan was approximately $62,000 in 1994, $69,000 in 1995, and $92,000 in 1996.

11. MAJOR CUSTOMERS

  During the years ended December 31, 1994, 1995, and 1996 approximately 71%, 49%, and 31%, respectively, of the Company's revenues resulted from multiple contracts with various agencies of the United States government. During the period ended September 27, 1997, 22% of the Company's revenue resulted from these contracts. These contracts are subject to termination at the election of the relevant agency. Additionally, during the years ended December 31, 1995 and 1996 and the nine months ended September 27, 1997, approximately 11%, 34% and 61%, respectively, of the Company's revenue resulted from sales to a single customer.

12. COMMITMENTS

 Leases

  The Company leases certain machinery and equipment, and its facilities located in Taunton and Westborough, Massachusetts, and Los Gatos, California, under noncancelable operating leases. The Taunton lease expires in 1998 and has an option for a two-year extension. The Westborough lease, entered into in 1993, is a five-year lease with provisions to extend an additional five years. The Los Gatos lease covers a five-year period terminating in 2002. Substantially all real estate taxes, insurance and maintenance expenses under these leases are obligations of the Company. The following is a schedule of minimum rental commitments under noncancelable operating leases subsequent to September 27, 1997:

     YEAR ENDING DECEMBER 31,                                          AMOUNT
     ------------------------                                        ----------
     1997........................................................... $1,355,285
     1998...........................................................  1,300,184
     1999...........................................................    998,102
     2000...........................................................     27,461
                                                                     ----------
     Total minimum lease payments................................... $3,681,032
                                                                     ==========

  Costs incurred under operating leases are recorded as rent expense and aggregated approximately $1,191,000 in 1994, $1,137,000 in 1995, $1,214,000 in
1996 and $738,000 for the nine months ended September 27, 1997.

                               KOPIN CORPORATION

                 (INFORMATION AS OF SEPTEMBER 27, 1997 AND FOR
                   THE NINE MONTHS THEN ENDED IS UNAUDITED)


 Other Agreements

  The Company has entered into various license agreements which require the Company to pay royalties based upon a set percentage of product sales, subject, in some cases, to certain minimum amounts. Total royalty expense approximated, $29,700 in 1994, $36,000 in 1995, $25,500 in 1996 and $18,000
for the nine months ended September 27, 1997.

 Litigation

  The Company is engaged in legal proceedings arising in the ordinary course of business. The Company believes that the ultimate outcome of these proceedings will not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

13. SUBSEQUENT EVENTS

  On March 7, 1997, Forte filed a voluntary petition seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company does not believe this will have a material adverse effect on its financial condition or results of operation. In conjunction with the filing, the Company's representatives resigned from Forte's board of directors. As a result of the Chapter 11 filing, subsequent to March 7, 1997, the Company no longer consolidates the results of operations or assets and liabilities of Forte. In November 1997, Kaotech Corporation, a newly organized entity (of which the Company owns approximately 19.5%), purchased substantially all of the assets of Forte, subject to certain liens, for approximately $60,000.

                                  * * * * * *

  [Description of the inside back cover: the Kopin logo appears in the upper left corner with "Device Wafer" appearing underneath. Text in the upper right hand corner reads, "Developer and provider of advanced semiconductor application-specific Wafer Engineered materials for high performance communications applications." The top half of the page is captioned "Kopin's Wafer Engineering Technology" and provides an illustration with five bullet-points of text:

  .Splicing of dissimilar materials

  .Combining desired properties of each

  .Optimizes performance for specific applications

  .Enables transfer of integrated circuits to glass and other media

  .Makes possible new classes of materials and devices.

  The bottom half of the page is a cross-sectional diagram of a typical heterojunction bipolar transistor device layer on the left, a GaAs Chip in the middle, and two pictures of different models of cellular phones on the right.]

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary.....................................................    3
  The Company............................................................    4
  Incorporation of Certain Documents by Reference........................    5
  Available Information..................................................    5
  Risk Factors...........................................................    6
  Use of Proceeds........................................................   15
  Price Range of Common Stock............................................   16
  Dividend Policy........................................................   16
  Capitalization.........................................................   17
  Dilution...............................................................   18
  Selected Consolidated Financial Data...................................   19
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations.........................................................   21
  Business...............................................................   29
  Management.............................................................   45
  Selling Stockholders...................................................   48
  Underwriting...........................................................   49
  Legal Matters..........................................................   50
  Experts................................................................   51
  Additional Information.................................................   51
  Index to Financial Statements..........................................  F-1

-------------------------------------------------------------------------------

 LOGO

 2,000,000 SHARES
 COMMON STOCK

 DEUTSCHE MORGAN GRENFELL
 TUCKER ANTHONY
      INCORPORATED

 PROSPECTUS
      , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

      SEC Registration Fee........................................... $ 12,390
      NASD Filing Fees...............................................    4,698
      Nasdaq National Market Listing Fees............................   17,500
      Printing and Engraving Expenses................................  100,000
      Legal Fees and Expenses........................................  185,000
      Accountant's Fees and Expenses.................................   75,000
      Expenses of Qualification Under State Securities Laws and NASD
       Expenses, Including Attorneys' Fees...........................   15,000
      Transfer Agent and Registrar's Fees............................    2,500
      Miscellaneous Costs............................................   12,912
                                                                      --------
        Total(1)..................................................... $425,000
                                                                      ========

--------
(1)  Telecom has agreed to pay $100,000 of the costs related to this Offering

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) authorize the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

  The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

 1.1  Proposed Form of Underwriting Agreement (previously filed)
 3.1  Amended and Restated Certificate of Incorporation*
 3.2  Amended and Restated By-laws*
 4.1  Reference is made to exhibits 3.1 and 3.2
 4.2  Specimen Certificate of Common Stock**
 5.1  Opinion of Bingham Dana LLP, with respect to the legality of the shares being registered (previously filed).
23.1  Consent of Deloitte & Touche LLP, Independent Auditors of the Company
23.2  Consent of Bingham Dana LLP (included in exhibit 5.1)
23.3  Consent of Hamilton, Brook, Smith & Reynolds, P.C. (previously filed)
24.1  Power of Attorney (previously filed)
27    Financial Data Schedule (previously filed)

--------
 * Filed as an exhibit to Registration Statement on Form S-1, File No. 33-57450, and incorporated herein by reference.
** Filed as an exhibit to Registration Statement on Form S-1, File No. 33-
   45853, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial BONA FIDE offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IS HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF TAUNTON, COMMONWEALTH OF MASSACHUSETTS, ON THIS 30TH DAY OF JANUARY, 1998.

                                          Kopin Corporation

                                             /s/ Paul J. Mitchell
                                          By: _________________________________
                                            PAUL J. MITCHELL
                                            CHIEF FINANCIAL OFFICER AND
                                            TREASURER (PRINCIPAL FINANCIAL AND
                                            ACCOUNTING OFFICER)

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                        TITLE                 DATE

                  *                    Chairman of the
-------------------------------------   Board of Director,       January 30,
            JOHN C.C. FAN               President and Chief       1998
                                        Executive Officer
                                        (Principal
                                        Executive Officer)

        /s/ Paul J. Mitchell           Chief Financial
-------------------------------------   Officer and              January 30,
          PAUL J. MITCHELL              Treasurer                 1998
                                        (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Director and
-------------------------------------   Secretary                January 30,
           DAVID E. BROOK                                         1998

                  *                    Director
-------------------------------------                            January 30,
          ANDREW H. CHAPMAN                                       1998

                  *                    Director
-------------------------------------                            January 30,
           MORTON COLLINS                                         1998

              SIGNATURE                         TITLE                DATE

                  *                     Director
                                                                 January 30,
                                                                  1998

-------------------------------------
                  *                     Director
           CHI CHIA HSIEH                                        January 30,
-------------------------------------                             1998
         VOLLOBH VIMOLVANICH

                  *                     Director
-------------------------------------                            January 30,
           MICHAEL A. WALL                                        1998

      *By: /s/ Paul J. Mitchell
-------------------------------------                            January 30,
          PAUL J. MITCHELL                                        1998
          ATTORNEY-IN-FACT

                                    EXHIBITS

 1.1  Proposed Form of Underwriting Agreement (previously filed)
 3.1  Amended and Restated Certificate of Incorporation*
 3.2  Amended and Restated By-laws*
 4.1  Reference is made to exhibits 3.1 and 3.2
 4.2  Specimen Certificate of Common Stock**
 5.1  Opinion of Bingham Dana LLP, with respect to the legality of the shares being registered (previously filed).
23.1  Consent of Deloitte & Touche LLP, Independent Auditors of the Company
23.2  Consent of Bingham Dana LLP (included in exhibit 5.1)
23.3  Consent of Hamilton, Brook, Smith & Reynolds, P.C. (previously filed)
24.1  Power of Attorney (previously filed)
27    Financial Data Schedule (previously filed)

--------
 * Filed as an exhibit to Registration Statement on Form S-1, File No. 33-57450, and incorporated herein by reference.
** Filed as an exhibit to Registration Statement on Form S-1, File No. 33-
   45853, and incorporated herein by reference.